As filed with the Securities and Exchange Commission on April 25, 1997

                      Registration Nos. 2-99222 - 811-4363

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-14

                  REGISTRATION UNDER THE SECURITIES ACT OF 1933

                      Pre-Effective Amendment No. _____ [ ]
                      Post-Effective Amendment No. ____  [ ]

--------------------------------------------------------------------------------

                    AMERICAN CENTURY GOVERNMENT INCOME TRUST
               (Exact Name of Registrant as Specified in Charter)

                                4500 Main Street,
                                 P.O. Box 419200
                           Kansas City, MO 64141-6200
                    (Address of Principal Executive Offices)

        Registrant's Telephone Number, including Area Code: 415-965-8300

                                 Douglas A. Paul
                  Vice President and Associate General Counsel
                  1665 Charleston Road, Mountain View, CA 94043
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933.

It is proposed that this filing will become effective on May 26, 1997 pursuant to Rule 488 under the Securities Act of 1933.

Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because an indefinite number of shares have previously been registered on Form N-1A pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Registrant is filing as an exhibit to this Registration Statement an opinion related to the legality of shares being issued in connection with this Registration Statement. Pursuant to Rule 429, this Registration Statement relates to the aforesaid Registration Statement on Form N-1A. The Registrant filed a Rule 24f-2 Notice on Form 24f-2 with respect to its fiscal year ended March 31, 1996.

                                    FORM N-14
                              CROSS REFERENCE SHEET
                             PURSUANT TO RULE 481(a)

         Part A Item No.                                        Prospectus/Proxy
         and Caption                                            Statement Caption

1.       Beginning of Registration Statement and Outside        Cover Page
         Front Cover Page of Prospectus

2.       Beginning and Outside Back Cover Page of Prospectus    Table of Contents

3.       Fee Table, Synopsis Information and Risk Factors       Important Information You Should Consider;
                                                                Comparison of Certain Information Regarding the
                                                                Funds; Risk Factors; Transaction and Operating
                                                                Expense Information; Information About the Funds

4.       Information About the Transaction                      Important Information You Should Consider; Risk
                                                                Factors; Additional Information Relating to the
                                                                Proposed Transaction; Information About the Funds;
                                                                Appendix I

5.       Information About the Registrant                       Important Information You Should Consider;
                                                                Comparison of Certain Information Regarding the
                                                                Funds; Risk Factors; Information About the Funds;
                                                                Additional Information

6.       Information About the Companies Being Acquired         Important Information You Should Consider;
                                                                Comparison of Certain Information Regarding the
                                                                Funds; Risk Factors; Information About the Funds;
                                                                Additional Information

7.       Voting Information                                     Important Information You Should Consider;
                                                                Information Relating to Voting Matters

8.       Interest of Certain Persons and Experts                Information Relating To Voting Matters

9.       Additional Information Required for Reoffering by      Not applicable
         Persons Deemed to be Underwriters


Part B

10.      Cover Page                                             Statement of Additional Information Cover Page

11.      Table of Contents                                      Table of Contents

12.      Additional Information About the Registrant            Statement of Additional Information of the
                                                                New Capital Preservation Fund.

13.      Additional Information About the Company Being         Statements of Additional Information of the
         Acquired                                               Capital Preservation Fund and Capital Preservation
                                                                Fund II.

14.      Financial Statements                                   Pro Forma Financial Statements


Part C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this
Registration Statement.

_____, 1997


Dear Capital Preservation Fund or Capital Preservation Fund II Shareholder:

         I am writing to ask for your support of an important proposal affecting your fund. The proposal will be voted on at an upcoming Special Meeting of shareholders to be held on July 30, 1997. Please take a few minutes to read the enclosed materials, complete and sign the proxy voting card and mail it back to us.

         You are being asked to approve the combination of the Capital Preservation Fund and Capital Preservation Fund II into a new American Century fund also called the Capital Preservation Fund. The reason for the combination is that they are very similar funds, as you will see by reading the enclosed materials. Obviously, it will be more efficient to have our talented portfolio management team focus on a single, larger portfolio of assets than to continue managing two very similar, smaller portfolios. Moreover, the Capital Preservation Fund II was established in 1980 to protect investors from volatile interest rate swings and an unstable economy. Subsequent changes in the economy have diminished Capital Preservation Fund II's viability. Today's interest rates are low, strong and stable. The reorganization will allow American Century to focus its attention on an economically viable fund with a much lower expense ratio than that previously able to be offered to Capital Preservation Fund II shareholders.

         The Board of Directors of your fund has unanimously voted in favor of this reorganization and believes the combination is in your fund's and your best interests. We encourage you to vote "FOR" the reorganization. The enclosed materials give more detailed information about the proposed reorganization and the reasons why we recommend you vote for it.

         If you lead a busy life, as I do, you're probably tempted to put these materials aside, having the best intentions to return to them at another time. Please don't do that. If shareholders don't return their proxies, additional expenses must be incurred to pay for follow-up mailings and phone calls. Please take a few minutes to review the enclosed materials and sign and return your proxy card today.

         To more efficiently handle this proxy solicitation, we have hired D. F. King and Co., Inc. to act as our proxy solicitor. If you have any questions or need any help in voting your shares, please call them at 1-800-755-3107. Any question they cannot respond to will be forwarded to us immediately.

         Thank you for your time in considering this important proposal. We believe the reorganization will enable us to better serve your needs. Thank you for investing with American Century and for your continued support.

                                     Sincerely,

                                     James M. Benham
                                     President and Chairman of the Board

                AMERICAN CENTURY CAPITAL PRESERVATION FUND, INC.
               AMERICAN CENTURY CAPITAL PRESERVATION FUND II, INC.
                          American Century Investments
                                4500 Main Street
                                P. O. Box 419200
                        Kansas City, Missouri 64141-6200
                                 (800) 345-2021


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           To be held on July 30, 1997

To Capital Preservation Fund and Capital Preservation Fund II Shareholders:

         NOTICE IS HEREBY GIVEN THAT a Special Meeting of the shareholders of the American Century - Benham Capital Preservation Fund, a portfolio of American Century Capital Preservation Fund, Inc. and American Century - Benham Capital Preservation Fund II, a portfolio of American Century Capital Preservation Fund II, Inc., will be held at the offices of American Century Tower I, 4500 Main Street, Kansas City, Missouri on July 30, 1997 at 10:00 a.m. (Central time) for the following purposes:

     ITEM 1 To consider and act upon a proposal to approve an Agreement and Plan of Reorganization and the transactions contemplated thereby, including:

          (a) the transfer of substantially all of the assets and liabilities of the Capital Preservation Fund and Capital Preservation Fund II to a corresponding portfolio of the American Century Government Income Trust (the "New Capital Preservation Fund") in exchange for shares of that Fund;

          (b) the distribution of such New Capital Preservation Fund shares to the shareholders of the Capital Preservation Fund and Capital Preservation Fund II according to their respective interests; and

          (c) the termination under state law and the Investment Company Act of 1940, as amended, of the American Century Capital Preservation Fund, Inc. and American Century Capital Preservation Fund II, Inc.

     ITEM 2 To transact such other business as may properly come before the Special Meeting or any adjournment(s) thereof.

         The proposed reorganization and related matters are described in the attached Combined Prospectus/Proxy Statement. Appendix I to the Combined
Prospectus/Proxy   Statement   is  a  copy  of  the   Agreement   and   Plan  of
Reorganization.

         Shareholders of record as of the close of business on June 2, 1997, are entitled to notice of, and to vote at, the Special Meeting or any adjournment(s) thereof.

PLEASE EXECUTE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE EACH ACCOMPANYING PROXY CARD WHICH IS BEING SOLICITED BY THE AMERICAN CENTURY CAPITAL PRESERVATION FUND INC.'S AND AMERICAN CENTURY CAPITAL PRESERVATION FUND II, INC.'S BOARDS OF DIRECTORS. PLEASE RETURN YOUR PROXY CARD EVEN IF YOU ARE PLANNING TO ATTEND THE MEETING. THIS IS IMPORTANT TO ENSURE A QUORUM AT THE SPECIAL MEETING. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY SUBMITTING A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY EXECUTED PROXY OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

                                                     -------------------
                                                     William M. Lyons
                                                     Executive Vice President


                                                     __________, 1997

                       COMBINED PROSPECTUS/PROXY STATEMENT
                                       of
                AMERICAN CENTURY CAPITAL PRESERVATION FUND, INC.
               AMERICAN CENTURY CAPITAL PRESERVATION FUND II, INC.
                                       and
                    AMERICAN CENTURY GOVERNMENT INCOME TRUST


                                  June __, 1997

         This Combined Prospectus/Proxy Statement is furnished in connection with the solicitation of votes by the Board of Directors of the Capital Preservation Fund and Capital Preservation Fund II in connection with a Special Meeting of Shareholders to be held on Wednesday, July 30, 1997 at 10:00 a.m. (Central time) at American Century Tower I, 4500 Main Street, Kansas City, Missouri.

         At the Special Meeting, shareholders of the Capital Preservation Fund and Capital Preservation Fund II are being asked to approve the combination of their funds into a new American Century fund (the "New Capital Preservation Fund"). A copy of the proposed Agreement and Plan of Reorganization is attached as Appendix I. Each fund involved in the reorganization is a similarly managed diversified, open-end money market mutual fund that seeks maximum safety and liquidity. The purpose of the reorganization is to achieve management and operational efficiencies by combining these similar funds. Each fund has shares registered with the Securities Exchange Commission.

         This Combined Prospectus/Proxy Statement constitutes the Proxy Statement of your fund for the Special Meeting of Shareholders and a prospectus for the shares of the New Capital Preservation Fund that are to be issued in connection with the reorganization. It is intended to give you the information you need to consider and vote on the proposed reorganization. You should retain this document for future reference. A Statement of Additional Information, dated _______________, 1997, about your fund and the New Capital Preservation Fund has been filed with the Commission and is incorporated into this document by reference. A copy of the Statement of Additional Information may be obtained without charge upon request by calling or writing to us at the address or telephone number set forth below.

         The principal executive offices of your fund and the New Capital Preservation Fund are located at American Century Investments, 4500 Main Street,
P. O. Box 419200, Kansas City, Missouri 64141-6200. The funds' telephone number is 1-800-345-2021.

         A copy of the New Capital Preservation Fund prospectus accompanies this document and is incorporated into it by reference.

         The information contained in this Combined Prospectus/Proxy Statement is required by rules of the Securities and Exchange Commission; some of it is highly technical. If you have any questions about these materials or how to vote your shares, please call our proxy solicitor, D. F. King and Co., Inc., toll-free at 1-800-755-3107.

         LIKE ALL MUTUAL FUND SHARES, THE SECURITIES OF AMERICAN CENTURY'S NEW CAPITAL PRESERVATION FUND HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS COMBINED PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         No person has been authorized to give any information or to make any representations other than those contained in this Combined Prospectus/Proxy Statement and in the materials expressly incorporated herein by reference. If given or made, such other information or representations must not be relied upon as having been authorized by your fund, American Century's New Capital Preservation Fund or anyone affiliated with American Century Investments.

PLEASE  NOTE THAT THE  SPECIAL  MEETING  OF  SHAREHOLDERS  IS NOT A  SHAREHOLDER
SEMINAR.



                                TABLE OF CONTENTS


IMPORTANT INFORMATION YOU SHOULD CONSIDER......................................2
COMPARISON OF CERTAIN INFORMATION..............................................6
REGARDING THE FUNDS............................................................6
RISK FACTORS...................................................................8
TRANSACTION AND OPERATING EXPENSE INFORMATION..................................9
ADDITIONAL INFORMATION ABOUT THE
PROPOSED TRANSACTION..........................................................10
   SUMMARY OF PLAN OF REORGANIZATION..........................................10
   DESCRIPTION OF NEW CAPITAL PRESERVATION FUND SECURITIES....................11
   REASONS SUPPORTING THE REORGANIZATION......................................11
   FEDERAL INCOME TAX CONSEQUENCES............................................11
   CAPITALIZATION.............................................................12
INFORMATION ABOUT THE FUNDS...................................................12
   FUNDAMENTAL INVESTMENT RESTRICTIONS........................................14
INFORMATION RELATING TO VOTING MATTERS........................................14
   GENERAL INFORMATION........................................................14
   VOTING AND REVOCATION OF PROXIES...........................................15
   RECORD DATE................................................................15
   QUORUM.....................................................................15
   SHAREHOLDER VOTE REQUIRED..................................................15
   COST OF PROXY SOLICITATION.................................................15
   CERTAIN SHAREHOLDERS.......................................................16
   APPRAISAL RIGHTS...........................................................17
   ANNUAL MEETINGS............................................................17
ADDITIONAL INFORMATION........................................................17
LITIGATION....................................................................18
FINANCIAL STATEMENTS..........................................................18
OTHER BUSINESS................................................................18
SHAREHOLDER INQUIRIES.........................................................18
APPENDIX I: AGREEMENT AND PLAN OF REORGANIZATION..............................
APPENDIX II: MANAGEMENT DISCUSSION AND ANALYSIS...............................
APPENDIX III: STANDARDIZED FUNDAMENTAL RESTRICTIONS...........................
APPENDIX IV:  CURRENT FUNDAMENTAL RESTRICTIONS................................


                    IMPORTANT INFORMATION YOU SHOULD CONSIDER

         The following Q&A is a brief summary of some of the issues that may be important to you. As is true with all summaries, however, not all of the information or topics that you may think are important will be included. As a result, this Q&A is qualified in its entirety by the more detailed information contained elsewhere in this document, or incorporated into this document, or attached as an Appendix. Please read all the enclosed proxy materials before voting. Please remember to vote your shares as soon as possible. If enough shareholders return their proxy cards soon, additional costs for follow-up mailings and phone calls may be avoided.


Q.       What is the purpose of the upcoming meeting?

         A. Your Board of Directors has recommended reorganizing the Capital Preservation Fund and Capital Preservation Fund II by combining them into a new American Century fund. The combination requires shareholder approval. The meeting will be held on Wednesday, July 30, 1997 at 10:00 a.m. (Central time) at American Century Tower I, 4500 Main Street, Kansas City, Missouri. Shareholders of record as of the close of business on June 2, 1997 are eligible to vote.

Q.       Why is the reorganization being proposed?

         A. The reorganization seeks to improve operational and investment management efficiencies by combining two funds with the same investment objectives and very similar investment policies strategies and approaches. Like your fund, the New Capital Preservation Fund is a money market fund that seeks maximum safety and liquidity. The funds seek to achieve their objective by investing in short-term U.S. Treasury securities (or, in the case of Capital Preservation Fund II, repurchase agreements collateralized by such securities). The reorganization is also being proposed to modify the types of funds offered by American Century. The Capital Preservation Fund II was established to protect investors from volatile interest rate swings and an unstable economy. These considerations no longer are a concern in today's economy.

Q.       How will the reorganization be accomplished?

         A. Shareholders of the Capital Preservation Fund and Capital Preservation Fund II are being asked to approve the combination of their fund into the New Capital Preservation Fund pursuant to the Agreement and Plan of Reorganization attached as Appendix I. The reorganization will take the form of a sale of assets by the Capital Preservation Fund and Capital Preservation Fund II in exchange for shares of the New Capital Preservation Fund. The Capital Preservation Fund and Capital Preservation Fund II Fund each will then make a liquidating distribution of those shares to its shareholders.

Q.       What will shareholders get if the reorganization is approved?

         A. As a result of the liquidating distribution, you will receive shares of the New Capital Preservation Fund in an amount equal to the value of your shares on the date the combination takes place (probably August 30th).

Q.       Why did the Board of Directors approve the merger?

         A. After reviewing many factors, your Board of Directors unanimously determined that the reorganization was in the best interests of each fund and its shareholders. Some of the factors considered include:

                  o        the   similarity   of  the  two   funds'   investment
                           objectives, policies and strategies

                  o the possibility of achieving management operational efficiencies

                  o the fact that economic changes over the last fifteen years have resulted in the diminishing viability of the Capital Preservation Fund II

                  o the all-inclusive management fee of the New Capital Preservation Fund is lower than the total expense ratios of each of the Capital Preservation Fund and Capital Preservation Fund II

Q.       Will the exchange of Capital Preservation Fund and Capital Preservation
         Fund  II  shares  for  New  Capital   Preservation  Fund  shares  cause
         shareholders to realize income or capital gains for tax purposes?

         A. No. The exchange of shares in the reorganization will be tax-free. We will obtain a legal opinion from Dechert, Price & Rhoads, a law firm that specializes in this area, confirming that the reorganization will not be a taxable event for you for federal income tax purposes. Your tax basis and holding period for your shares will be unchanged.

Q. How do the fee structure and total expense ratio of the Capital Preservation Fund and Capital Preservation Fund II compare to the New Capital Preservation Fund?

         A. The funds' fee structures are quite different. The New Capital Preservation Fund has an all-inclusive management fee. Under this "all-inclusive" management fee, your fund pays a single management fee. The all-inclusive fee has been calculated for the current fiscal year at 0.48% of its average net assets. In exchange for the all-inclusive fee, the manager is responsible for paying all of the costs associated with providing or procuring all of the services of the fund but is not responsible for taxes, interest, brokerage commissions, the fees and expenses of outside directors, and extraordinary items. In contrast, with respect to the Capital Preservation Fund and Capital Preservation Fund II, the funds (and hence, their shareholders) pay separate fees for investment advisory, administrative, custodial and transfer agency services. In addition, there are other expenses, such as the cost of annual audits, that are paid for by the funds. The total of all the fees is currently capped at a 0.53% annual fee for the Capital Preservation Fund and a 0.73% annual fee for the Capital Preservation Fund II. For the year ended March 31, 1996, the Capital Preservation Fund paid total operating expenses of 0.51% and the Capital Preservation Fund II would have paid, without waivers, total operating expenses of 0.76%.

Q.       Is  the  New  Capital   Preservation  Fund  riskier  than  the  Capital
         Preservation Fund or the Capital Preservation Fund II?

         A. The New Capital Preservation Fund will essentially be the same fund as the Capital Preservation Fund. It will continue to seek maximum safety and liquidity for shareholders by investing exclusively in short-term U.S. Treasury securities guaranteed by the direct full faith and credit of the U.S. government. While the risks associated with investing in short-term U.S Treasury securities are very low, investment in the fund is not risk free. Capital Preservation Fund II shareholders will have a slightly higher interest rate risk as shareholders of the New Capital Preservation Fund than the Capital Preservation Fund II since the Capital Preservation Fund II restricts its average portfolio maturity to seven days or less.


Q. If shareholders send their proxies in now as requested, can they change their vote later?

         A. Yes! A proxy can be revoked at any time by writing to us, or by sending us another proxy, or by showing up at the meeting and voting in person. Even if you plan to show up at the meeting to vote in person, we ask that you return the enclosed proxy. Doing so will help us achieve a quorum for the meeting.

Q.       How do shareholders vote their shares?

         A. You can vote by mail or in person at the Special Meeting. The fastest and most convenient way is to complete, sign and mail the enclosed proxy voting card to us in the enclosed postage-paid envelope. We will vote your shares exactly as you tell us. If you simply sign the card and return it, we will follow the recommendation of the Board of Directors and vote it "FOR" the reorganization. If you have any questions regarding the enclosed proxy statement or need assistance in voting your shares, please call our proxy solicitor, D. F. King and Co., Inc. at 1-800-755-3107.

Q.       When and how will the combination take place?

         A. Subject to receiving shareholder approval, the reorganization is anticipated to take place on August 30, 1997. After both funds have calculated the value of their assets and liabilities on August 29th, the Capital Preservation Fund and Capital Preservation Fund II will transfer their assets and liabilities to the New Capital Preservation Fund in exchange for its shares. The Capital Preservation Fund and Capital Preservation Fund II will then make a liquidating distribution of those shares to their shareholders. THE VALUE OF YOUR ACCOUNT WILL NOT CHANGE AS A RESULT OF THIS REORGANIZATION.

Q.       How will the reorganization affect the management team of your fund?

         A. Amy O'Donnell, the lead portfolio manager for the Capital Preservation Fund, will serve as lead manager for the New Capital Preservation Fund and oversee the work of the portfolio management team. Denise Tabacco, the lead portfolio manager for the Capital Preservation Fund II, will also serve on the portfolio management team of the New Capital Preservation Fund.

Q. How will the distribution, purchase and redemption procedures and exchange rights change as a result of the reorganization?

         A. They won't. The New Capital Preservation Fund has the same distribution, purchase and exchange policies and procedures as the Capital Preservation Fund and Capital Preservation Fund
                  II. Please refer to page __ of the accompanying Prospectus for a detailed discussion of these policies and procedures.

Q.       Where can shareholders get more information about both funds?

         A. Each fund is registered with the Securities and Exchange Commission. As a result, each has a prospectus and statement of additional information with even more detailed information than is contained in this document. A copy of the New Capital Preservation Fund's prospectus accompanies this proxy statement. In addition, the Manager's Discussion and Analysis of Fund performance portion of the Capital Preservation Fund's most recent Semiannual Report to Shareholders is included in this document as Appendix II. If you would like a copy of the Capital Preservation Fund or Capital Preservation Fund II's prospectus, statement of additional information, most recent annual report or semiannual report, please call D. F. King and Co., Inc. at 1-800-755-3107.


                        COMPARISON OF CERTAIN INFORMATION
                               REGARDING THE FUNDS

         The following chart is provided to show a comparison of certain key attributes of your fund with the New Capital Preservation Fund. The Total Expenses Ratios for the Capital Preservation Fund and Capital Preservation Fund II are stated as of their most recent fiscal year ended March 31, 1996, while the Total Expense Ratio shown for the New Capital Preservation Fund is the fee that will be in place at the time of the reorganization.


                                  Capital Preservation               Capital Preservation           New Capital Preservation
                                           Fund                             Fund II                            Fund
                                           ----                             -------                            ----

Type of Fund                 Money Market                      Money Market                       Money Market

Investment Objective         Seeks maximum safety and          Seeks maximum safety and           Seeks maximum safety and
                             liquidity.  Secondarily, the      liquidity.  Secondarily, the       liquidity.  Secondarily, the
                             fund seeks to pay its             fund seeks to pay its              fund seeks to pay its
                             shareholders the highest rate     shareholders the highest rate of   shareholders the highest rate of
                             of return on their investment     return on their investment         return on their investment
                             consistent with safety and        consistent with safety and         consistent with safety and
                             liquidity.                        liquidity.                         liquidity.

Invests                      Short-term U.S. Treasury          Repurchase agreements              Short-term U.S. Treasury
Exclusively In               securities guaranteed by the      collateralized by securities       securities guaranteed by the
                             direct full faith and credit      that are backed by the full        direct full faith and credit
                             pledge of the U.S. government.    faith and credit of the U.S.       pledge of the U.S. government.
                                                               government.

Limitation on                Not to exceed 90 days.            Not to exceed 7 days.              Not to exceed 90 days.
Dollar-Weighted Average
Portfolio Maturity

Total Expense Ratio          0.51%                             0.73% (after waivers)              0.48%
(at 03/31/96)                                                  0.76% (without waivers)

Distribution Policy          Declared and Credited Daily.      Declared and Credited Daily.       Declared and Credited Daily.
                             Distributed Monthly.              Distributed Monthly.               Distributed Monthly.

Purchases and Exchanges      Same as New Capital               Same as New Capital Preservation   See pages _ of accompanying
                             Preservation Fund                 Fund                               prospectus

Redemption Policies          Same as New Capital               Same as New Capital Preservation   See pages _ of accompanying
                             Preservation Fund                 Fund                               prospectus

Investment Advisor           Benham Management Corporation1    BMC                                American Century Investment
                             ("BMC")                                                              Management, Inc.1("ACIM")

Transfer Agent               American Century Services         American Century Services          American Century Services
                             Corporation                       Corporation                        Corporation

Distributor                  American Century Investment       American Century Investment        American Century Investment
                             Services, Inc.                    Services, Inc.                     Services, Inc.

Custodians                   Chase Manhattan Bank              Chase Manhattan Bank               Chase Manhattan Bank

Independent Auditors         KPMG Peat Marwick LLP             KPMG Peat Marwick LLP              Coopers & Lybrand
----------------------------

(1)      BMC and ACIM are both  wholly-owned  subsidiaries  of American  Century
         Companies, Inc. Through this and many other proposals being submitted to shareholders, American Century is seeking to consolidate all of its investment advisory activities in ACIM.

                                  RISK FACTORS

         Because the funds have the same investment objective and share substantially similar investment policies, approaches and procedures, your Board of Directors does not believe that the reorganization exposes shareholders of the New Capital Preservation Fund to any new or different risks than they are exposed to as shareholders of the Capital Preservation Fund or Capital Preservation Fund II. As noted above, the New Capital Preservation Fund will have a slightly higher interest rate risk than Capital Preservation Fund II since Capital Preservation Fund II restricts its average portfolio maturity to seven days or less. For a discussion of the various investment policies, approaches and procedures of the New Capital Preservation Fund, and the risks associated therewith, please see the accompanying prospectus beginning at page
__.

                  TRANSACTION AND OPERATING EXPENSE INFORMATION

         The table below compares shareholder transaction expenses and annual fund operating expenses of the Capital Preservation Fund, Capital Preservation
Fund II and pro forma expenses of the New Capital Preservation Fund.

                                                                                                                   Pro Forma:
                                                                                Capital          Capital           New Capital
                                                                                Preservation     Preservation      Preservation
                                                                                Fund             Fund II           Fund
                                                                                ----             ---------         ----

SHAREHOLDER TRANSACTION EXPENSES:
Maximum Sales Load Imposed on Purchases................................         None             None              None
Maximum Sales Load Imposed on Reinvested Dividends.....................         None             None              None
Deferred Sales Load....................................................         None             None              None
Redemption Fee.........................................................         None(1)          None(1)           None(1)
Exchange Fee...........................................................         None             None              None

ANNUAL FUND OPERATING EXPENSES (as a percentage of net assets)
Management Fees........................................................         0.27%            0.43%(2)          0.48%
12b-1 Fees.............................................................         None             None              None
Other Expenses.........................................................         0.24%            0.30%(2)          0.00%(3)
                                                                                -----            --------          --------
Total Fund Operating Expenses..........................................         0.51%(2)         0.73%(2)          0.48%
                                                                                -----            -----             -----

EXAMPLE:
You would pay the following expenses               1 year..............         $  5             $ 7               $ 5
on a $1,000 investment, assuming a 5%              3 years.............           16              23                15
annual return and redemption at the                5 years.............           29              41                27
end of each time period.                           10 years............           64              91                60

         The purpose of the table is to help you compare the various costs and expenses that shareholders bear, directly or indirectly, as a result of owning shares of the funds. The example set forth above assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as required by Securities and Exchange Commission regulations.

         NEITHER  THE 5% RATE  OF  RETURN  NOR  THE  EXPENSES  SHOWN  SHOULD  BE
CONSIDERED  INDICATIONS OF PAST OR FUTURE  RETURNS AND EXPENSES.  ACTUAL RETURNS
AND EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.
--------------------------------------------------------------------------------

(1)  Redemption  proceeds sent by wire are subject to a $10  processing fee.

(2) Benham Management Corporation, the fund's investment advisor, has agreed to limit the fund's total operating expenses to specified percentages of the fund's average daily net assets. The agreement provides that the advisor may recover amounts absorbed on behalf of the fund during the preceding 11 months if, and to the extent that, for any given month fund expenses were less than the expense limit in effect at that time. The current expense limit for the Capital Preservation Fund and Capital Preservation Fund II is
     0.53% and 0.73% respectively. This expense limit is subject to annual renewal in June. Amounts which are paid by unaffiliated third parties do not apply to these limitation. If the expense limit was not in effect, the Management Fee, Other Expenses and Total Operating Expenses for the Capital
     Preservation Fund II would have been 0.46%, 0.30% and 0.76%, respectively.

(3) The manager expects Other Expenses to be less than 0.005% of 1% of average net assets for the combined funds' next fiscal year end.

                        ADDITIONAL INFORMATION ABOUT THE
                              PROPOSED TRANSACTION

Summary of Plan of Reorganization

         Subject to receipt of shareholder approval, the reorganization will be carried out pursuant to the terms of the Agreement and Plan of Reorganization provided as Appendix I. The following is a brief summary of some of the important terms of that Agreement.

         Effective Time of the Reorganization. The Agreement requires that the exchange of assets for stock take place after the close of business on one business day but before (or as of) the opening of business on the next business day (the "Effective Time"). It is currently anticipated that the reorganization will take place after the close of business on August 29, 1997, but before (or as of) the opening of business on September 2, 1997. However, the Agreement gives the officers of the funds the flexibility to choose another date. See
Section 8 of the Agreement.

         Exchange of Assets. After the close of business on August 29th, each fund will determine the value of their assets and liabilities in the same manner as described on page __ of the accompanying Prospectus. The assets and liabilities of the Capital Preservation Fund and Capital Preservation Fund II will then be transferred to the New Capital Preservation Fund in exchange for that number of full and fractional shares (rounded to the third decimal place) of shares that have the same aggregate net asset value as the value of the net assets received in the exchange. The Capital Preservation Fund and Capital Preservation Fund II will retain enough cash to pay any unpaid dividends and distributions payable by the funds. See Sections 1.1 through 1.5 of the Agreement.

         Liquidating Distributions and Termination of the Capital Preservation Fund and Capital Preservation Fund II Immediately after the exchange of their assets for New Capital Preservation Fund shares, the Capital Preservation Fund and Capital Preservation Fund II will distribute pro rata all of the shares they receive in the exchange to their shareholders of record at the Effective Time All of the outstanding shares of the Capital Preservation Fund and Capital Preservation Fund II will be redeemed and canceled and their stock books closed. As a result, such shareholders will become shareholders of the New Capital Preservation Fund. The investment advisor for Capital Preservation Fund and Capital Preservation Fund II will then take steps to withdraw each investment company's registration under applicable federal securities laws and dissolve them under applicable state law. See Section 2 of the Agreement.

         Shareholder Approval. Consummation of the reorganization requires approval of the Capital Preservation Fund and Capital Preservation Fund II shareholders. See Sections 6.1 and 6.2 of the Agreement.

         Representations and Warranties. The Agreement contains representations and warranties made by each fund to the others concerning the fund's formation and existence under applicable state law, its power to consummate the reorganization, its qualification as a "regulated investment company" under applicable tax law, the registration of its shares under federal law and other matters that are customary in a reorganization of this type. The representations and warranties terminate at the Effective Time. See Sections 4, 5 and 13 of the Agreement.

         Conditions to Closing. The Agreement contains conditions to closing the proposed reorganization for the benefit of each fund. The conditions to closing require approval of the reorganization by Capital Preservation Fund and Capital Preservation Fund II shareholders, that all representations of the other funds be true in all material respects, receipt of the legal opinion described on [page ___] below under the caption "Federal Income Tax Consequences," and other matters that are customary in a reorganization of this type. See Sections 9 and 10 of the Agreement.

         Termination of Agreement. The Agreement may be terminated by a fund as a result of a failure by the other funds to meet one of its conditions to closing, or by mutual consent. See Sections 14.1 and 14.2 of the Agreement.

         Governing Law. The Agreement states that it is to be interpreted under Massachusetts law, the state of organization of the New Capital Preservation Fund. See Section 16 of the Agreement.

Description of New Capital Preservation Fund Securities

         The New Capital Preservation Fund is one of several series of shares offered by American Century Government Income Trust. Each series is commonly referred to as a mutual fund. The assets belonging to each series of shares are held separately by the custodian.

         American Century is currently authorized to issue one class of New Capital Preservation Fund shares, although more classes might be offered in the future.

         Your Board of Directors believes there are no material differences between the rights of a Capital Preservation Fund or Capital Preservation Fund II shareholder and the rights of a shareholder of the New Capital Preservation Fund. Each share, irrespective of series, is entitled to one vote for each dollar of net asset value applicable to such share on all questions, except for those matters that must be voted on separately by the fund affected. Matters affecting only one fund are voted upon only by that fund.

         Shares have non-cumulative voting rights, which means that the holders of more than 50% of the votes cast in an election of directors can elect all of the directors if they choose to do so, and in such event the holders of the remaining votes will not be able to elect any person or persons to the Board of Directors.

         Unless required by the Investment Company Act of 1940, it is not necessary for the fund to hold annual meetings of shareholders. As a result, shareholders may not vote each year on the election of directors or the appointment of auditors. However, pursuant to the fund's bylaws, the holders of at least 10% of the votes entitled to be cast may request the fund to hold a special meeting of shareholders.

Reasons Supporting the Reorganization

         The reasons supporting the combination of these funds are described fully in the second question of the Q&A at the front of this document. After years of operating funds that have the same investment objective and substantially similar investment policies, approaches and procedures, American Century believes that combining the funds will create operational and management efficiencies. Moreover, economic changes have gradually diminished the Capital Preservation Fund II's viability as the fund was originally established to protect its investors from volitale interest rate swings and an unstable economy. These factors are no longer a concern in today's economy. In addition, the combination will help eliminate customer confusion regarding which money market fund to choose.

Federal Income Tax Consequences.

         Consummation of the reorganization is subject to the condition that we receive a legal opinion from Dechert, Price & Rhoads to the effect that for federal income tax purposes (i) no gain or loss will be recognized by you, the Capital Preservation Fund, Capital Preservation Fund II or New Capital Preservation Fund, (ii) your basis in the New Capital Preservation Fund shares that you receive will be the same as your basis in the Capital Preservation Fund and Capital Preservation Fund II shares held by you immediately prior to the reorganization, and (iii) your holding period for the New Capital Preservation Fund shares will include your holding period for your Capital Preservation Fund and Capital Preservation Fund II shares.

         We have not sought a tax ruling from the Internal Revenue Service, but are relying upon the opinion of counsel referred to above. That opinion is not binding on the IRS and does not preclude them from taking a contrary position. You should consult your own advisers concerning the potential tax consequences.

Capitalization.

         The following set forth as of March 31, 1997 (i) the capitalization of the Capital Preservation Fund, Capital Preservation Fund II and (ii) the pro forma capitalization of the New Capital Preservation Fund as adjusted to give effect to the reorganization. If the reorganization is consummated, the capitalization of the New Capital Preservation Fund is likely to be different at the effective time of the reorganization as a result of market fluctuations of the fund's portfolio securities and purchase and redemption activity in the funds.


-------------------------------------------------------------------------------

                                                            Pro Forma:
Capital Preservation       Capital Preservation      New Capital Preservation
        Fund                     Fund II                       Fund
-------------------------------------------------------------------------------
  $2,977,972,397              $226,472,861               $3,204,445,257
-------------------------------------------------------------------------------

                           INFORMATION ABOUT THE FUNDS

         A complete description of all material information you need in order to make an investment decision regarding the New Capital Preservation Fund and American Century Government Income Trust is contained in the Prospectus accompanying this proxy statement. Complete information about the Capital
Preservation Fund and Capital Preservation Fund II is contained in their prospectus, which are available to you by calling us at 1-800-345-2021. The content of each prospectus is incorporated into this document by reference. The chart below lists various types of information about the funds and the Trust that can be found in the prospectuses and a cross reference to where that information can be found.


                INFORMATION ABOUT THE                                         CAN BE FOUND IN THE
                   FOLLOWING ITEMS                                              FOLLOWING PLACES
                   ---------------                                              ----------------

                                                                                            In the Capital Preservation
                                                        In the New Capital Preservation    Fund and Capital Preservation
                                                                Fund Prospectus                  Fund II Prospectus
                                                                ---------------                  ------------------

o    Condensed financial information about the funds.
          See Financial Highlights.....................             Page __                           Pages 5-6

o Organization and proposed operation of the funds, including a description of the investment objectives and policies, and how the funds seek to achieve such objectives.

          See Further Information About American
                   Century............................              Page __                           Page 31

                   Investment Policies of the Funds...              Page __                           Pages 13-15

                   Risk Factors and Investment
                   Techniques ........................              Page __                           Page 15-18

                   Other Investment Practices, Their
                   Characteristics and Risks..........              Page __                           Page 18

o A description of the individuals who will be managing the funds, the services the investment manager will provide, and its fees.

          See Management -
                   Investment Management..............              Page __                           Pages 28-30

o    The funds'  policies with respect to dividends and
     distributions and tax consequences of investments
     in the funds.
         See Distributions............................              Page __                           Page 27

               Taxes..................................              Page __                           Pages 27-28

o    An explanation of "net asset value" of your
     shares.
         See When Share Price is Determined.........                Page __                           Pages 26-27

o    Information about the transaction and operating
     expenses of the funds.
         See Transaction and Operating
               Expense Table........................                Page __                           Page 4

o    Information about  distribution of the funds' shares,
     such as the name of the funds'  transfer agent and
     dividend  paying agent,  distributor of fund shares,
     and charges that may be imposed by broker-dealers.
         See Distribution of Fund Shares............                Page __                           Page 30

               Transfer and Administrative
               Services.............................                Page __                           Page 30

o    The funds' minimum initial and subsequent investments.
         See  How to Open An Account................                Page __                           Page 20-21

o    Discussion regarding each fund's voting rights
     and restrictions of shareholders.
         See Further Information About American
               Century..............................                Page __                           Page 31

o    Procedures for redeeming shares, refusals to honor
     redemption requests and involuntary redemption of shares.
         See How to Redeem Shares...................                Page __                           Page 22

               Redemption of Shares in Low-Balance
               Accounts.............................                Page __                           Page 22

Fundamental Investment Restrictions

         Neither the Capital Preservation Fund, Capital Preservation Fund II nor the New Capital Preservation Fund may change its investment objective or any of its investment policies or restrictions designated as "fundamental" in its prospectus or statement of additional information without shareholder approval.

         The New Capital Preservation Fund has adopted investment restrictions which are consistent with the other funds within the American Century family of funds. If you would like to review those policies as proposed, they are set forth in Appendix III. You should be aware that if the reorganization proposed by this proxy is not approved, it is anticipated that the manager will propose that the Board of Directors approve the submission to a vote of shareholders of substantially similar policies for your fund in order to make its investment restrictions consistent with the other funds within the American Century family of funds. If you would like to review the Capital Preservation Fund and Capital Preservation Fund II's current investment limitations, they are set forth in Appendix IV.

         A complete discussion of all material information about the your fund is contained in its current prospectus, which is incorporated into this document by reference.

                     INFORMATION RELATING TO VOTING MATTERS

General Information

         This Combined Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of your fund. To more efficiently handle the proxy solicitation, American Century Investment Management, Inc. has hired D. F. King and Co., Inc. to act as proxy solicitor. Proxies may also be solicited by officers and employees of the investment advisors of the funds, their affiliates and employees. It is anticipated that the solicitation of proxies will be primarily by mail, telephone, facsimile or personal interview. Authorizations to execute proxies may be obtained by telephonic or electronically transmitted instructions in accordance with procedures designed to authenticate the shareholder's identity and to confirm that the shareholder has received the Combined Prospectus/Proxy Statement and proxy card. If you have any questions regarding voting your shares or the proxy, you should call D. F. King and Co., Inc. at 1-800-755-3107.

         You should be aware that in the event that shareholders of one but not both of the Capital Preservation Fund and Capital Preservation Fund II approve the reorganization, then American Century may elect either to reorganize the fund whose shareholders approved the transaction, or continue operating both funds as they are currently being operated.

Voting and Revocation of Proxies

         The fastest and most convenient way to vote your shares is to complete, sign and mail the enclosed proxy voting card to us in the enclosed envelope. This will help us obtain a quorum for the meeting and avoid the cost of additional proxy solicitation efforts. If you return your proxy to us, we will vote it exactly as you tell us. If you simply sign the card and return it, we will follow the recommendation of your Board of Directors and vote "FOR" the reorganization.

         Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting a written notice of revocation, or a subsequently executed proxy, or by attending the meeting and voting in person.

Record Date

         Only shareholders of record at the close of business on June 2, 1997 will be entitled to vote at the meeting. On that date there were _________ outstanding shares of the Capital Preservation Fund and ________ outstanding shares of the Capital Preservation Fund II entitled to be voted at the meeting or any adjournment of the meeting.

Quorum

         A quorum is the number of shareholders legally required to be at a meeting in order to conduct business. The quorum for the Special Meeting is 50% of the outstanding shares of each fund entitled to vote at the meeting. Shares may be represented in person or by proxy. Proxies properly executed and marked with a negative vote or an abstention will be considered to be present at the meeting for the purposes of determining the existence of a quorum for the transaction of business. If a quorum is not present at the meeting, or if a quorum is present at the meeting but sufficient votes are not received to approve the Agreement and Plan of Reorganization, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the meeting in person or by proxy. If a quorum is not present, the persons named as proxies will vote those proxies for which they are required to vote FOR the Agreement and Plan of Reorganization in favor of such adjournments, and will vote those proxies for which they are required to vote AGAINST such proposals at any adjournment.

Shareholder Vote Required

         The Agreement and Plan of Reorganization must be approved by the holders of a majority of the outstanding shares of the Capital Preservation Fund and Capital Preservation II in accordance with the provisions of their respective Articles of Incorporation and the requirements of the Investment Company Act of 1940. The term "majority of the outstanding shares" means more than 50% of its outstanding shares.

         In tallying shareholder votes, abstentions and broker non-votes (i.e., proxies sent in by brokers and other nominees that cannot be voted on a proposal because instructions have not been received from the beneficial owners) will be counted for purposes of determining whether or not a quorum is present for purposes of convening the meeting. Abstentions and broker non-votes will, however, be considered to be a vote against the Agreement and Plan of Reorganization.

Cost of Proxy Solicitation

         The cost of the proxy  solicitation  and  shareholder  meeting  will be
borne  by  American  Century  Investment   Management,   Inc.  and  not  by  the
shareholders of either fund.

Certain Shareholders

         The following tables list, as of __________, the names, addresses and percentage of ownership of each person who owned of record or is known by either fund to own beneficially 5% or more of the Capital Preservation Fund and Capital Preservation Fund II. The percentage of shares to be owned after consummation of the reorganization is based upon their holdings and the outstanding shares of both funds on ________. Beneficial ownership information is not required to be disclosed to the funds, so to the extent that information is provided below, it is done so using the best information that the funds have been provided.


                            Capital Preservation Fund
--------------------------------------------------------------------------------
Shareholder                     Number of          % of           % Owned After
   Name          Address         Shares          Ownership        Reorganization
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1)      Shares owned of record
(2)      Shares beneficially owned
(3)      Shares owned both beneficially and of record

                          Capital Preservation Fund II
--------------------------------------------------------------------------------
Shareholder                     Number of          % of           % Owned After
   Name          Address         Shares          Ownership        Reorganization
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1)      Shares owned of record
(2)      Shares beneficially owned
(3)      Shares owned both beneficially and of record


         At __________, the Directors and officers of the issuer of the Capital Preservation Fund and Capital Preservation Fund II, as a group, owned less than 1% of the outstanding shares of each fund.

Appraisal Rights

         Shareholders of the Capital Preservation Fund and Capital Preservation Fund II are not entitled to any rights of share appraisal under the fund's Articles of Incorporation, or under the laws of the State of California.

         Shareholders have, however, the right to redeem their fund shares until the reorganization, and thereafter shareholders may redeem from American Century Government Income Trust their New Capital Preservation Fund shares acquired in the reorganization at net asset value.

Annual Meetings

         American Century Government Income Trust does not intend to hold annual meetings of shareholders unless and until such time as less than a majority of the trustees holding office have been elected by the shareholders, at which time the trustees then in office will call a shareholders' meeting for the election directors. Pursuant to the fund's bylaws, the shareholders of New Capital Preservation Fund have the right to call a special meeting of shareholders and such meeting will be called when requested in writing by the holders of record of 10% or more of the fund's votes entitled to be cast at the meeting. To the extent required by law, American Century Government Income Trust will assist in shareholder communications on such matters.

         The Capital Preservation Fund and Capital Preservation Fund II do not intend to hold an annual meeting of shareholders this year for the election of directors or the ratification of the appointment of auditors.

                             ADDITIONAL INFORMATION

         Information about the Capital Preservation Fund and Capital Preservation Fund II is incorporated into this document by reference from its prospectus and statement of additional information, each dated January 1, 1997 and information about the New Capital Preservation Fund is incorporated herein by reference from its Prospectus and Statement of Additional Information, each dated __________, copies of each of which may be obtained without charge by writing or calling D. F. King and Co., Inc. at 1-800-755-3107. Copies may also be obtained by calling one of our Investor Services Representatives at 1-800-345-2021.

         Reports and other information filed by American Century Government Income Trust, American Century Capital Preservation Fund, Inc. and American Century Capital Preservation Fund II, Inc. may be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, DC 20549, and copies of such materials may be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, DC 20549, at prescribed rates or by accessing the Web site maintained by the SEC (www.sec.gov).

                                   LITIGATION

         Neither American Century Government Income Trust, American Century Capital Preservation Fund, Inc. nor American Century Capital Preservation Fund II, Inc. is involved in any litigation or proceeding.

                              FINANCIAL STATEMENTS

         The financial highlights and financial statements for the Capital Preservation Fund for the year ended March 31, 1996 and six month period ended September 30, 1996 are contained in its Annual Report and Semiannual Report to Shareholders, and in its prospectus and statement of additional information, each dated January 1, 1997, each of which is incorporated by reference into this Combined Prospectus/Proxy Statement. The financial highlights and the financial statements for the Capital Preservation Fund II for the fiscal year ended March 31, 1996 and six month period ended September 30, 1996 are contained in its Annual Report and Semiannual Report to Shareholders, and in its prospectus and statement of additional information, each dated January 1, 1997, each of which are incorporated by reference in this Combined Prospectus/Proxy Statement.

         The audited financial statements of the Capital Preservation Fund and Capital Preservation Fund II for the fiscal year ended March 31, 1996 contained in its Annual Reports and incorporated herein in reliance on the reports of KPMG Peat Marwick LLP, independent auditors, given upon the authority of such firm as experts in accounting and auditing.

                                 OTHER BUSINESS

         The Board of Directors is not aware of any other business to be brought before the meeting. However, if any other matters come before the meeting, it is the intention that proxies that do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

                              SHAREHOLDER INQUIRIES

       Shareholder inquiries may be directed to D. F. King & Co., Inc. at
                                1-800-755-3107.

                                --     --     --

         SHAREHOLDERS ARE REQUESTED TO DATE AND SIGN EACH ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. PLEASE RETURN YOUR PROXY CARD EVEN IF YOU ARE PLANNING TO ATTEND THE MEETING. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

                                   APPENDIX I
                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG

               AMERICAN CENTURY CAPITAL PRESERVATION FUND, INC.,
              AMERICAN CENTURY CAPITAL PRESERVATION FUND II, INC.
                                       and
                    AMERICAN CENTURY GOVERNMENT INCOME TRUST


                         DATED __________________, 1997



                                TABLE OF CONTENTS

1. Transfer of Assets of the Acquired Funds....................................3
2. Liquidating Distributions and Termination of the
     Acquired Funds............................................................5
3. Valuation Times.............................................................6
4. Certain Representations, Warranties and Agreements
     of the Acquired Companies.................................................6
5. Certain Representations, Warranties and Agreements
     of the Acquiring Company..................................................4
6. Shareholder Action on Behalf of the Acquired Funds..........................6
7. Registration Statement and Proxy Solicitation Materials.....................6
8. Effective Times of the Reorganization.......................................6
9. The Acquiring Company's Conditions..........................................7
10. The Acquired Companies' Conditions.........................................9
11. Tax Documents.............................................................10
12. Further Assurances........................................................10
13. Termination of Representations and Warranties.............................10
14. Termination of Agreement..................................................10
15. Amendment and Waiver......................................................11
16. Governing Law.............................................................11
17. Successors and Assigns....................................................11
18. Beneficiaries.............................................................11
19. Acquired Company Liability................................................11
20. Acquiring Company Liability...............................................12
21. Notices...................................................................12
22. Expenses..................................................................13
23. Entire Agreement..........................................................13
24. Counterparts..............................................................13



                      AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION made as of ________________, 1997 by and among American Century Government Income Trust, a Massachusetts business trust (the "Acquiring Company"), and American Century Capital Preservation Fund, Inc. and American Century Capital Preservation Fund II, Inc., each a California corporation ( the "Acquired Companies").


WHEREAS, the parties desire that substantially all of the assets and liabilities of the Acquired Companies be transferred to, and be acquired and assumed by, an Acquiring Company portfolio in exchange for shares of the Acquiring Company's portfolio which shall thereafter be distributed by the Acquired Companies to the holders of shares of its portfolios, all as described in this Agreement (the "Reorganization");


WHEREAS, the parties intend that the American Century-Benham Capital Preservation Fund, a portfolio of American Century Government Income Trust (the "Acquiring Fund"), will have nominal assets and liabilities before the Reorganization and will continue the investment operations of the American Century-Benham Capital Preservation Fund, a portfolio of American Century Capital Preservation Fund, Inc. and American Century-Benham Capital Preservation Fund II, a portfolio of American Century Capital Preservation Fund II, Inc., (collectively the "Acquired Funds"), after the Reorganization;


WHEREAS, the parties intend that the transfers of assets, assumptions of liabilities and distributions of shares in the Acquired Funds (as defined in Section 1.2) be treated as a tax-free reorganization under Section 368(a)(1)(C), 368(a)(1)(D) or 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the "Code"); and


WHEREAS, the parties intend that in connection with the Reorganization the Acquired Funds, as defined below, shall be terminated under state law and de-registered as described in this Agreement.


NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and subject to the terms and conditions hereof, and intending to be legally bound hereby, the Acquiring Company and the Acquired Companies agree as follows:


1.   Transfer of Assets of the Acquired Funds.

     1.1. At the Effective Time of the Reorganization (as defined in Section 8) with respect to the Acquired Funds, as set forth in Section 1.2, all property of every description, and all interests, rights, privileges and powers of the Acquired Funds other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in
          Section 4.7 (such assets, the "Acquired Fund Assets") shall be transferred and conveyed by the Acquired Funds to the Acquiring Company on behalf of the Acquiring Fund and shall be accepted by the Acquiring Company on behalf of such Acquiring Fund, and the Acquiring Company, on behalf of such Acquiring Fund, shall assume all known liabilities whether accrued, absolute, contingent or otherwise, of the Acquired Funds reflected in the calculation of such Acquired Funds' net asset value (the "Acquired Fund Liabilities"), so that at and after the Effective Time of the Reorganization with respect to the Acquired Funds: (i) all assets of the Acquired Funds shall become and be the assets of its Acquiring Fund; and (ii) all known liabilities of the Acquired Funds reflected as such in the calculation of each Acquired Funds' net asset values shall attach to the Acquiring Fund as aforesaid and may thenceforth be enforced against the Acquiring Fund to the extent as if the same had been incurred by it. Without limiting the generality of the foregoing, the Acquired Fund Assets shall include all property and assets of any nature whatsoever, including, without limitation, all cash, cash equivalents, securities, other investments, claims and receivables (including dividend and interest receivables) owned by the Acquired Funds, and any deferred or prepaid expenses shown as an asset on the Acquired Funds' books, at the Effective Time of the Reorganization of the Acquired Funds, and all good will, all other intangible property and all books and records belonging to the Acquired Funds. Recourse by any person for the Acquired Fund Liabilities assumed by the Acquiring Fund shall, at and after the Effective Time of the Reorganization of the Acquired Funds, be limited to the Acquiring Fund.


     1.2. The assets of the Acquired Funds shall be acquired by the Acquiring Fund identified below:

     ACQUIRING FUND                                ACQUIRED FUNDS
     --------------                                --------------
American Century Government             American Century Capital Preservation
     Income Trust                                      Fund, Inc.

Capital Preservation Fund                    Capital Preservation Fund


                                        American Century Captial Preservation
                                                       Fund, Inc.

                                            Capital Preservation Fund II


     1.3. In exchange for the transfer of the Acquired Fund Assets and the assumption of the Acquired Fund Liabilities, the Acquiring Company shall simultaneously issue at the applicable Effective Time of the Reorganization to the Acquired Funds a number of full and fractional shares to the third decimal place, of the Acquiring Fund specified in
          Section 1.2 all determined and adjusted as provided in this Agreement. The number of shares of the Acquiring Fund so issued will have an aggregate net asset value equal to the value of the Acquired Fund Assets that are represented by shares of the corresponding Acquired Funds, the holders of which shall receive shares of the Acquiring Fund, as specified in Section 1.2, all determined and adjusted as provided in this Agreement.

     1.4. The net asset value of such class of shares of the Acquiring Fund and the net asset value of the Acquired Funds shall be determined as of the applicable Valuation Time specified in Section 3.

     1.5. The net asset value of shares of the Acquiring Fund shall be computed in the manner set forth in the Acquiring Fund's then current prospectus under the Securities Act of 1933, as amended (the "1933 Act"). The net asset value of the Acquired Fund Assets to be transferred by the Acquired Companies shall be computed by the Acquired Company and shall be subject to adjustment by the amount, if any, agreed to by the Acquiring Company and the Acquired Companies. In determining the value of the securities transferred by the Acquired Funds to the Acquiring Fund, each security shall be priced in accordance with the policies and procedures of the Acquiring Company as described in its then current prospectus and statement of additional information and adopted by the Acquiring Company's Board of Trustees, which are and shall be consistent with the policies now in effect for the Acquired Companies. Price quotations and the security characteristics relating to establishing such quotations shall be determined by the Acquiring Company, provided that such determination shall be subject to the approval of the Acquired Companies.

     1.6. The value of the Acquired Fund Assets of the Acquired Funds and the value of the shares of the Acquiring Fund shall be based on the amortized cost valuation procedures that have been adopted by the Board of Trustees of the Acquiring Company and the Boards of Directors of the Acquired Companies, respectively. Any provision in this Agreement to the contrary notwithstanding, if the difference between the per share net asset values of an Acquired Fund and the Acquiring Fund equals or exceeds $.0025 at the applicable Valuation Time, as computed by using such market values in accordance with the policies and procedures established by the Acquiring Company (or as otherwise mutually determined by the Board of Trustees of the Acquiring Company and the Boards of Directors of the Acquired Companies), either of the Boards shall have the right to postpone the applicable Valuation Time and the applicable Effective Time of the Reorganization with respect to both such Acquired Funds until such time as the per share difference is less than $.0025.


2.   Liquidating Distributions and Termination of the Acquired Funds.

Immediately after the Effective Time of the Reorganization with respect to the Acquired Funds, such Acquired Funds shall distribute in complete liquidation pro rata to the record holders of its shares at the applicable Effective Time of the Reorganization the shares of the Acquiring Fund identified in Section 1.2 to be received by the record holders of such Acquired Funds. In addition, each shareholder of record of the Acquired Funds shall have the right to receive any unpaid dividends or other distributions which were declared before the applicable Effective Time of the Reorganization with respect to the shares of the Acquired Funds that are held by the shareholder at the applicable Effective Time of the Reorganization. In accordance with instructions it receives from the Acquired Companies, the Acquiring Company shall record on its books the ownership of shares of the Acquiring Fund by the record holders of shares of the Acquired Funds identified in Section 1.2. All of the issued and outstanding shares of the Acquired Funds shall be redeemed and canceled on the books of the Acquired Companies at the Effective Time of the Reorganization of the Acquired Funds and shall thereafter represent only the right to receive the shares of the Acquiring Funds identified in Section 1.2, and the Acquired Funds' transfer books shall be closed permanently. As soon as practicable after the Effective Time of the Reorganization with respect to the Acquired Fund, the Acquired Companies shall make fillings and take all other steps as shall be necessary and proper to effect their complete dissolution, and shall file an application pursuant to Section 8 (f) of the Investment Company Act of 1940, as amended (the "1940 Act") for an order declaring that each has ceased to be an investment company and any and all documents that may be necessary to terminate their existence under state law. After the Effective Time of the Reorganization with respect to the Acquired Funds, the Acquired Company shall not conduct any business except in connection with its liquidation, dissolution, and deregistration.

3.   Valuation Times.

Subject to Section 1.5 hereof, the Valuation Time for the Reorganization with respect to the Acquired Funds shall be as set forth in the Acquired Funds prospectus on such date as may be agreed in writing by the duly authorized officers of both parties hereto.

4.   Certain   Representations,   Warranties  and  Agreements  of  the  Acquired
     Companies.

The Acquired Companies, on behalf of itself and each Acquired Fund, represents and warrants to, and agrees with, the Acquiring Company as follows:

     4.1. The Acquired Companies are California corporations duly created pursuant to their Articles of Incorporation for the purpose of acting as management investment companies under the 1940 Act, and are validly existing under the laws of, and duly authorized to transact business in, the State of California. The Acquired Funds are registered with the Securities and Exchange Commission (the "SEC") as open-end management investment companies under the 1940 Act and such registration is in full force and effect.

     4.2. The Acquired Companies have the power to own all of their properties and assets and, subject to the approvals of shareholders referred to herein, to carry out and consummate the transactions contemplated hereby, and has all necessary federal, state and local authorizations to carry on its business as now being conducted and to consummate the transactions contemplated by this Agreement.

     4.3. This Agreement has been duly authorized, executed and delivered by the Acquired Companies, and represents the Acquired Companies' valid and binding contract, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency reorganization, arrangement, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity. The execution and delivery of this Agreement does not and will not, and the consummation of the transactions contemplated by this Agreement will not, violate the Acquired Companies' Articles of Incorporation, By-laws, or any agreement or arrangement to which it is a party or by which it is bound.

     4.4. Each Acquired Fund has elected to qualify and has qualified as "a regulated investment company" under Subtitle A, Chapter 1, Subchapter M, Part I of the Code, as of and since its first taxable year; has been such a regulated investment company at all times since the end of its first taxable year when it so qualified; and qualifies and shall continue to qualify as a regulated investment company until the Effective Time of the Reorganization with respect to each Acquired Fund.

     4.5. All federal, state, local and foreign income, profits, franchise, sales, withholding, customs, transfer and other taxes, including interest, additions to tax and penalties (collectively, "Taxes") relating to the Acquired Fund Assets or properly shown to be due on any return filed by any Acquired Fund with respect to taxable periods ending on or prior to, and the portion of any interim period up to, the date hereof have been fully and timely paid or provided for; and there are no levies, liens, or other encumbrances relating to Taxes existing, threatened or pending with respect to the Acquired Fund Assets.

     4.6. The financial statements of the Acquired Funds for the fiscal year ended March 31, 1996, examined by KPMG Peat Marwick LLP, copies of which have been previously furnished to the Acquiring Company, present fairly the financial position of the Acquired Funds as of March 31, 1996 and the results of its operations for the year then ending, in conformity with generally accepted accounting principles.

     4.7. Prior to the Valuation Time, each Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to such Valuation Time, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, for the taxable periods or years ended on or before the Acquired Funds' most recent fiscal year end, and for the period from said date to and including the Effective Time of the Reorganization applicable to such Acquired Fund (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before such Acquired Fund's fiscal year end and for the period from said date to and including the Effective Time of the Reorganization applicable to such Acquired Fund.

     4.8. At both the Valuation Time and the Effective Time of the Reorganization with respect to the Acquired Funds, there shall be no known liabilities of the Acquired Funds, whether accrued, absolute, contingent or otherwise, not reflected in the net asset values per share of each Acquired Fund's outstanding shares.

     4.9. There are no legal, administrative or other proceedings pending or, to the Acquired Companies' knowledge threatened, against the Acquired Companies or the Acquired Funds which could result in liability on the part of the Acquired Companies or the Acquired Funds.

     4.10.Subject to the approvals of shareholders at both the Valuation Time and the Effective Time of the Reorganization with respect to the Acquired Funds, the Acquired Funds shall have full right, power and authority to sell, assign, transfer and deliver the Acquired Fund Assets of the Acquired Funds and, upon delivery and payment for the Acquired Fund Assets as contemplated herein, the Acquiring Funds shall acquire good and marketable title thereto, free and clear of all liens and encumbrances, and subject to no restrictions on the ownership or transfer thereof (except as imposed by federal or state securities laws).

     4.11.No consent, approval, authorization or order of any court or mutual authority is required for the consummation by the Acquired Companies of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the Securities Exchange Act of 1934, as amended ("1934 Act"), the 1940 Act, the rules and regulations under those Acts, and state securities laws.

     4.12.Insofar  as the  following  relate  to  the  Acquired  Companies,  the registration statement filed by the Acquiring Company on Form N-14 relating to the shares of the Acquiring Fund that will be registered with the SEC pursuant to this Agreement, which, without limitation, shall include a proxy statement of the Acquired Companies and the prospectus of the Acquiring Company with respect to the transactions contemplated by this Agreement, and any supplement or amendment thereto or to the documents contained or incorporated therein by reference (the "N-14 Registration Statement"), on the effective date of the N-14 Registration Statement, at the time of any shareholders' meeting referred to herein and at the Effective Time of the
          Reorganization: (i) shall comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act, the rules and regulations thereunder, and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the N-14 Registration Statement made in reliance upon and in conformity with information furnished by the Acquired Companies for use in the N-14 Registration Statement.

     4.13.All of the issued and outstanding shares of the Acquired Funds have been duly and validly issued, are fully paid and non-assessable, and were offered for sale and sold in conformity with all applicable federal and state securities laws, and no shareholder of the Acquired Funds has any preemptive right of subscription or purchase in respect of such shares.

5.   Certain  Representations,   Warranties  and  Agreements  of  the  Acquiring
     Company.

The Acquiring Company, on behalf of itself and the Acquiring Fund, represents and warrants to, and agrees with, the Acquired Companies as follows:

     5.1. It is a Massachusetts business trust duly created pursuant to a Declaration of Trust for the purpose of acting as a management investment company under the 1940 Act and is validly existing under the laws of, and duly authorized to the Commonwealth of Massachusetts. The Acquiring Fund is registered with the SEC as an open-end management investment company under the 1940 Act and such registration is in full force and effect.

     5.2. It has the power to own all of its property and assets and to carry out and consummate the transactions contemplated herein, and has all necessary federal, state and local authorizations to carry on its business as now being conducted and to consummate the transactions contemplated by this Agreement.

     5.3. This Agreement has been duly authorized, executed and delivered by the Acquiring Company, and represents the Acquiring Company's valid and binding contract, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, arrangement, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights and to general principles of equity. The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated by this Agreement will not, violate the Acquiring Company's Declaration of Trust or By-laws or any agreement or arrangement to which it is a party or by which it is bound.

     5.4. The Acquiring Fund will elect to qualify as a "regulated investment company" under Subtitle A, Chapter 1, Subchapter M, Part I of the Code, and intends to continue to qualify as a regulated investment company.

     5.5. At both the Valuation Time and the Effective Time of the Reorganization with respect to the Acquiring Fund, there shall be no known liabilities of the Acquiring Fund, whether accrued, absolute, contingent or otherwise, not reflected in the net asset values per share of its outstanding shares to be issued pursuant to this Agreement.

     5.6. There are no legal, administrative or other proceedings pending or, to its knowledge, threatened against the Acquiring Company or the Acquiring Fund which could result in liability on the part of the Acquiring Company or the Acquiring Fund.

     5.7. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Company of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under those Acts, and state securities laws.

     5.8. Insofar as the following relate to the Acquiring Company, the N-14 Registration Statement on its effective date, at the time of any shareholders' meetings referred to herein and at the Effective Time of the Reorganization: (i) shall comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act, the rules and regulations thereunder, and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the N-14 Registration Statement made in reliance upon and in conformity with information furnished by the Acquiring Company for use in the N-14 Registration Statement.

     5.9. The shares of the Acquiring Fund to be issued and delivered to the Acquired Funds for the account of record holders of shares of the Acquired Funds pursuant to the terms hereof shall have been duly authorized as of the Effective Time of the Reorganization applying to the Acquiring Fund and, when so issued and delivered, shall be registered under the 1933 Act and under applicable state securities laws, duly and validly issued, fully paid and non-assessable, and no shareholder of the Acquiring Company shall have any preemptive right of subscription or purchase in respect thereto.

6.   Shareholder Action on Behalf of the Acquired Funds.

     6.1. As soon as practicable after the effective date of the N-14 Registration Statement, but in any event prior to the Effective Time of the Reorganization applicable to the Acquired Funds and as a condition to the Reorganization, the Boards of Directors of the Acquired Companies shall call, and the Acquired Companies shall hold, a meeting of the shareholders of the Acquired Funds for the purpose of considering and voting upon:

          6.1.1. Approval of this Agreement and the transactions contemplated hereby, including, without limitation:

               6.1.1.1. The  transfer of the Acquired  Fund Assets  belonging to each Acquired Fund to the Acquiring Fund, and the assumption by the Acquiring Fund of the Acquired Fund Liabilities of such Acquired Funds, in exchange for shares of the Acquiring Fund, as set forth in Section 1.2;

               6.1.1.2.  The  liquidation  of the  Acquired  Funds  through  the
                    distribution   to  its  record  holders  of  shares  of  the
                    Acquiring Fund as described in this Agreement; and

          6.1.2. Such other matters as may be determined by the Boards of Directors or authorized officers of the parties.

     6.2. Approval of this Reorganization Agreement by the shareholders of the Acquired Funds shall constitute the waiver of the application of any fundamental policy of the Acquired Funds that might be deemed to prevent them from taking the actions necessary to effectuate the Reorganization as described, and such policies, if any, shall be deemed to have been amended accordingly.

7.   Registration Statement and Proxy Solicitation Materials.

The Acquiring Company shall file the N-14 Registration Statement under the 1933 Act, and the Acquired Companies shall file the combined prospectus/proxy statement contained therein under the 1934 Act and 1940 Act proxy rules, with the SEC as promptly as practicable. The Acquiring Company and the Acquired Companies have cooperated and shall continue to cooperate with the other, and has furnished and shall continue to furnish the other with the information relating to itself that is required by the 1933 Act, the 1934 Act, the 1940 Act, the rules and regulations under each of those Acts and state securities laws, to be included in the N-14 Registration Statement.

8.   Effective Times of the Reorganization.

Delivery of the Acquired Fund Assets of the Acquired Funds and shares of the Acquiring Fund to be issued pursuant to Section 1 and the liquidation of the Acquired Funds pursuant to Section 2 shall occur at the opening of business on the next business day following the Valuation Time applicable to the Acquired Funds, or on such other date, and at such place and time and date, as may be determined by the President or any Vice President of each party hereto. The respective date and time at which such actions are taken with respect to the Acquired Funds are referred to herein as the "Effective Time of the Reorganization." To the extent any Acquired Fund Assets are, for any reason, not transferred at the applicable Effective Time of the Reorganization, the Acquired Companies shall cause such Acquired Fund Assets to be transferred in accordance with this Agreement at the earliest practicable date thereafter.

9.   The Acquiring Company's Conditions.

The obligations of the Acquiring Company hereunder with respect to the Acquiring Fund shall be subject to the following conditions precedent:

     9.1. This Agreement and the transactions contemplated by this Agreement shall have been approved by the shareholders of the Acquired Funds, in the manner required by law.

     9.2. The Acquired Company shall have duly executed and delivered to the Acquiring Company such bills of sale, assignments, certificates and other instruments of transfer ("Transfer Documents") as may be necessary or desirable to transfer all right, title and interest of the Acquired Companies and the Acquired Funds in and to the Acquired Fund Assets of the Acquired Funds. The Acquired Fund Assets shall be accompanied by all necessary state stock transfer stamps or cash for the appropriate purchase price therefor.

     9.3. All representations and warranties made in this Agreement shall be true and correct in all material respects as if made at and as of each Valuation Time and each Effective Time of the Reorganization. As of the Valuation Time and the Effective Time of the Reorganization applicable to the Acquired Funds, there shall have been no material adverse change in the financial position of the Acquired Funds since March 31, 1996, other than those changes incurred in the ordinary course of business as an investment company. No action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     9.4. The Acquiring Company shall have received an opinion of Dechert Price & Rhoads addressed to the Acquiring Company and the Acquired Companies in a form reasonably satisfactory to them and dated the Effective Time of the Reorganization applicable to the Acquired Funds, substantially to the effect that for federal income tax purposes: (i) the transfers of all of the Acquired Fund Assets hereunder, and the assumption by the Acquiring Fund of Acquired Fund Liabilities, in exchange for shares of the Acquiring Fund, and the distribution of said shares to the shareholders of the Acquired Funds, as provided in this Agreement, will each constitute a reorganization within the meaning of Section 368(a)(1)(C), 368(a)(1)(D) or 368(a)(1)(F) of the Code and with respect to each reorganization, the Acquired Funds and the Acquiring Fund will each be considered "a party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) in accordance with Sections 361(a), 361(c)(1) and 357(a) of the Code, no gain or loss will be recognized by the Acquired Funds as a result of such transactions; (iii) in accordance with Section 1032(a) of the Code, no gain or loss will be recognized by the Acquiring Fund as a result of such transactions; (iv) in accordance with Section 354(a)(1) of the Code, no gain or loss will be recognized by the shareholders of the Acquired Funds on the distribution to them by the Acquired Funds of shares of the Acquiring Fund in exchange for their shares of the Acquired Funds; (v) in accordance with Section 358(a)(1) of the Code, the aggregate basis of Acquiring Fund shares received by each shareholder of the Acquired Funds will be the same as the aggregate basis of the shareholder's Acquired Fund shares immediately prior to the transactions; (vi) in accordance with Section 362(b) of the Code, the basis of the Acquired Fund Assets to the Acquiring Fund will be the same as the basis of the Acquired Fund Assets in the hands of the Acquired Funds immediately prior to the exchange; (vii) in accordance with Section 1223(1) of the Code, a shareholder's holding period for Acquiring Fund shares will be determined by including the period for which the shareholder held the shares of the Acquired Funds exchanged therefor, provided that the shareholder held such shares of the Acquired Funds as a capital asset; and (viii) in accordance with
          Section 1223(2) of the Code, the holding period of the Acquiring Fund with respect to the Acquired Fund Assets will include the period for which the Acquired Fund Assets were held by the Acquired Funds.

     9.5. The SEC shall not have issued any  unfavorable  advisory  report under
          Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act.

     9.6. The N-14 Registration Statement shall have become effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Acquiring Company, contemplated by the SEC and the parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated by this Agreement.

     9.7. The President or a Vice President of the Acquired Companies shall have certified that the Acquired Companies have performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at each Valuation Time and each Effective Time of the Reorganization.

10.  The Acquired Companies' Conditions.

The obligations of the Acquired Companies hereunder with respect to the Acquired Funds shall be subject to the following conditions precedent:

     10.1.This Agreement and the transactions contemplated by this Agreement shall have been approved by the shareholders of the Acquired Funds, in the manner required by law.

     10.2.All representations and warranties of the Acquiring Company made in this Agreement shall be true and correct in all material respects as if made at and as of each Valuation Time and each Effective Time of the Reorganization. As of the Valuation Time and the Effective Time of the Reorganization applicable to the Acquired Funds, there shall have been no material adverse change in the financial condition of the Acquiring Fund since the date herein other than those changes incurred in the ordinary course of business as an investment company. No action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     10.3.The  Acquired  Companies  shall  have  received  an opinion of Dechert
          Price & Rhoads, addressed to the Acquiring Company and the Acquired Companies in a form reasonably satisfactory to them and dated the Effective Time of the Reorganization applicable to the Acquired Funds, with respect to the matters specified in Section 9.4.

     10.4.The N-14 Registration Statement shall have become effective under the 1933 Act and no stop order suspending such effectiveness shall have been instituted, or to the knowledge of the Acquiring Company, contemplated by the SEC and the parties shall have received all permits and other authorizations necessary under state securities laws to consummate the transactions contemplated by this Agreement.

     10.5.The Acquired Companies shall not sell or otherwise dispose of any shares of the Acquiring Fund to be received in the transactions contemplated herein, except in distribution to its shareholders as contemplated herein.

     10.6.The SEC shall not have issued any  unfavorable  advisory  report under
          Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act.

     10.7.The President or a Vice President of the Acquiring Company shall have certified that the Acquiring Company has performed and complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at each Valuation Time and each Effective Time of the Reorganization.

11.  Tax Documents.

The Acquired Companies shall deliver to the Acquiring Company at the Effective Time of the Reorganization confirmations or other adequate evidence as to the adjusted tax basis of the Acquired Fund Assets then delivered to the Acquiring Fund in accordance with the terms of this Agreement.

12.  Further Assurances.

Subject to the terms and conditions herein provided, each of the parties hereto shall use its best efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under applicable law to consummate and make effective the transactions contemplated by this Agreement.

13.  Termination of Representations and Warranties.

The representations and warranties of the parties set forth in this Agreement shall terminate at the Effective Time of the Reorganization.

14.  Termination of Agreement.

     14.1.This Agreement may be terminated by a party at any time at or prior to the Effective Time of the Reorganization by the Board of Trustees of the Acquiring Company or the Boards of Directors of either of the Acquired Companies, as provided below:

          14.1.1. By the Acquiring Company with respect to its Acquiring Fund if the conditions set forth in Section 9 are not satisfied as specified in said Section;

          14.1.2. By either of the Acquired Companies if the conditions set forth in Section 10 are not satisfied as specified in said Section;

          14.1.3. By the mutual consent of the parties.

     14.2.If a party terminates this Agreement because one or more of its conditions precedent have not been fulfilled, or if this Agreement is terminated by mutual consent, this Agreement will become null and void without any liability of either party or any of their investment portfolios to the other; provided, however, that if such termination is by the Acquiring Company pursuant to Section 14.1.1 as a result of a breach by the Acquired Companies of any of their representations, warranties or covenants in this Agreement, or such termination is by either Acquired Company pursuant to Section 14.1.2 as a result of a breach by the Acquiring Company of any of its representations, warranties or covenants in this Agreement, nothing herein shall affect the non-breaching party's right to damages on account of such other party's breach.

15.  Amendment and Waiver.

At any time prior to or (to the fullest extent permitted by law) after approval of this Agreement by the shareholders of the Acquired Companies, (a) the parties hereto may, by written agreement authorized by their respective Boards of Trustees or Directors, as the case may be, or their respective Presidents or any Vice Presidents, and with or without the approval of their shareholders, amend any of the provisions of this Agreement, and (b) either party may waive any breach by the other party or the failure to satisfy any of the conditions to its obligations (such waiver to be in writing and executed by the President or Vice President of the waiving party with or without the approval of such party's shareholders).

16.  Governing Law.

This Agreement and the transactions contemplated hereby shall be governed, construed and enforced in accordance with the laws of Massachusetts, without giving effect to the conflicts of law principles otherwise applicable therein.

17.  Successors and Assigns.

This Agreement shall be binding upon the respective successors and permitted assigns of the parties hereto. This Agreement and the rights, obligations and liabilities hereunder may not be assigned by either party without the consent of the other party.

18.  Beneficiaries.

Nothing contained in this Agreement shall be deemed to create rights in persons not parties hereto, other than the successors and permitted assigns of the parties.

19.  Acquired Company Liability.

     19.1.Both parties specifically acknowledge and agree that any liability of the Acquired Companies under this Agreement with respect to any Acquired Fund, or in connection with the transactions contemplated herein with respect to an Acquired Fund, shall be discharged only out of the assets of that particular Acquired Fund and that no other portfolio shall be liable with respect thereto.

20.  Acquiring Company Liability.

     20.1.The names "American Century  Government Income Trust" and "Trustees of
          American Century Government Income Trust" refer respectively to the trusts created and the trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated May 1, 1984, which is hereby referred to and copies of which are on file at the office of the State Secretary of the Commonwealth of Massachusetts and at the principal office of the Acquiring Company. The obligations of the Acquiring Company entered into in the name or on behalf thereof by any of the trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the trustees, shareholders or representatives of the Acquiring Company personally, but bind only the trust property, and all persons dealing with any portfolio of the Acquiring Company must look solely to the trust property belonging to such portfolio for the enforcement of any claims against the Acquiring Company.

     20.2.Both parties specifically acknowledge and agree that any liability of the Acquiring Company under this Agreement with respect to the Acquiring Fund, or in connection with the transactions contemplated herein with respect to the Acquiring Fund, shall be discharged only out of the assets of such Acquiring Fund and that no other portfolio of the Acquiring Company shall be liable with respect thereto.

21.  Notices.

All notices required or permitted herein shall be in writing and shall be deemed to be properly given when delivered personally or by telecopier to the party entitled to receive the notice or when sent by certified or registered mail, postage prepaid, or delivered to a nationally recognized overnight courier service, in each case properly addressed to the party entitled to receive such notice at the address or telecopier number stated below or to such other address or telecopier number as may hereafter be furnished in writing by notice similarly given by one party to the other party hereto:

                 If to American Century Government Income Trust,
               American Century Capital Preservation Fund, Inc. or American Century Capital Preservation Fund II, Inc.

                                    Pat Looby
                                4500 Main Street
                        Kansas City, Missouri 64111-6200


22.  Expenses.

Each party represents to the other that its expenses incurred in connection with the Reorganization will be borne by American Century Investment, Inc. or one or more of its affiliates.

23.  Entire Agreement.

This Agreement  embodies the entire  agreement and  understanding of the parties
hereto  and  supersedes  any  and  all  prior   agreements,   arrangements   and
understandings relating to matters provided for herein.

24.  Counterparts.

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers designated below as of the date first written above.


AMERICAN CENTURY GOVERNMENT INCOME TRUST

ATTEST:




---------------------------------------      By:--------------------------------


AMERICAN CENTURY CAPITAL PRESERVATION FUND, INC.

ATTEST:




---------------------------------------      By:--------------------------------



AMERICAN CENTURY CAPITAL PRESERVATION FUND II, INC.

ATTEST:




---------------------------------------      By:--------------------------------

                APPENDIX II: MANAGEMENT DISCUSSION AND ANALYSIS


                              U.S. ECONOMIC REVIEW
                                JAMES M. BENHAM           [photo of
                             Chairman, Benham Funds    James M. Benham]

The U.S. economy grew at a healthy pace for the first three quarters of 1996, confounding market analysts who predicted a significant slowdown. During 1995, economic weakness prompted the Federal Reserve (the Fed) to make a series of short-term interest rate cuts, culminating in a quarter-of-a-percent cut in January 1996. This expansionary monetary policy helped speed the pace of U.S. economic growth from an anemic 0.3% annual rate in the fourth quarter of 1995 to 2.0% in the first quarter of 1996. Growth expanded further to an impressive 4.7% in the second quarter of the year (see the graph below).

[bar graph - data listed below]

Stronger-than-expected corporate earnings fueled increased corporate expansion and job growth. Nearly two million new jobs were created in the first nine months of the year, sending the U.S. unemployment rate to a six-year low. Healthy employment numbers and a strong performance by U.S. stocks led to fears of inflationary pressure and expectations of an interest rate hike by the Fed. As a result, U.S. bonds overall gave a lackluster performance.

But the expected surge in inflation failed to materialize. For the first nine months of the year, inflation, as measured by the consumer price index (CPI), grew at an annualized rate of 3.2%, compared to the 2.5% inflation rate for all of 1995 (the lowest annual rate since 1986). Because of this apparent lack of inflationary pressure, the Fed held interest rates steady through September.

But the economic picture remains uncertain. The economy grew at a 2.2% annual rate in the third quarter, and recent economic data seem to suggest that the economy may be slowing. Market participants are no longer sure that the Fed will raise interest rates this year, and some even contend that the Fed's next move may be toward lower rates. On the other hand, signs of wage inflation have surfaced in recent employment reports. In spite of higher interest rates for most of this year, the housing market has remained robust, and consumer confidence is high, indicating that the U.S. consumer may still have some spending power. Given the present state of economic uncertainty, it is likely that shifting expectations of Fed interest rate policy may have more of an impact on U.S. financial markets in the coming months than any actual move by the Fed.

[graph data]
GDP (Annualized)
vs. Inflation (Consumer Price Index)
July 1994 - September 1996
                  GDP               CPI
Jan-94                              2.52%
Feb-94                              2.51
Mar-94            2.50%             2.51
Apr-94                              2.36
May-94                              2.29
Jun-94            4.90              2.56
Jul-94                              2.70
Aug-94                              2.90
Sep-94            3.50              3.03
Oct-94                              2.68
Nov-94                              2.60
Dec-94            3.00              2.60
Jan-95                              2.87
Feb-95                              2.79
Mar-95            0.40              2.86
Apr-95                              2.98
May-95                              3.12
Jun-95            0.70              3.04
Jul-95                              2.83
Aug-95                              2.62
Sep-95            3.80              2.54
Oct-95                              2.74
Nov-95                              2.67
Dec-95            0.30              2.67
Jan-96                              2.72
Feb-96                              2.72
Mar-96            2.00              2.84
Apr-96                              2.90
May-96                              2.96
Jun-96            4.70              2.75
Jul-96                              2.95
Aug-96                              2.88
Sep-96            2.20              3.00
Source: Bloomberg Financial Markets

                                       1

                                 MARKET SUMMARY
                       GOVERNMENT MONEY MARKET SECURITIES

During the six-month period ended September 30, 1996, the Federal Reserve held short-term interest rates steady. However, the combination of stronger-than-expected economic growth and low inflation (discussed on page 1) caused uncertainty in U.S. financial markets about the Fed's interest rate intentions. Money market yields fluctuated throughout the period in response to each change in market expectations.

The graph below illustrates this reactive volatility in money market rates. The federal funds rate target (the lending rate targeted by the Fed for large overnight loans between commercial banks) remained steady after the Fed's last rate hike in January. But the three-month Treasury bill yield, which tends to reflect the financial market's current expectations of interest rate policy, fluctuated significantly. Some of the sharpest movements in the three-month T-bill yield occurred at the beginning of each month, when the government released its monthly employment report. The markets monitor this report closely, viewing it as a key gauge of economic strength.

The general trend in money market rates during the six-month period reflected the market's expectations of Fed interest rate policy. After falling in early April, the three-month T-bill yield rose by more than 30 basis points (a basis point equals 0.01%) between April and July, reflecting the market's belief that the Fed would raise rates during the second half of the year. Late in the period, however, the market became less certain about a Fed rate hike, and the three-month T-bill yield reversed its course, ending up 10 basis points lower than it was at the start of the period. Demand from foreign central banks also contributed to lower T-bill yields.

Although the three-month T-bill yield fell during the period, government money market fund yields rose slightly. According to IBC Financial Data, the seven-day current yield of the average U.S. government money market fund rose from 4.63% to 4.69% during the six-month period.

[line graph - data below]

Fed Funds Rate Target vs. Three-Month T-Bill Yield
                  3-month T-Bill Yield      Fed Funds Rate Target
4/1/96            5.16%                     5.25%
4/2/96            5.16                      5.25
4/3/96            5.15                      5.25
4/4/96            5.11                      5.25
4/5/96            5.13                      5.25
4/8/96            5.15                      5.25
4/9/96            5.08                      5.25
4/10/96           5.08                      5.25
4/11/96           5.09                      5.25
4/12/96           5.07                      5.25
4/15/96           5.00                      5.25
4/16/96           4.96                      5.25
4/17/96           4.95                      5.25
4/18/96           4.99                      5.25
4/19/96           5.02                      5.25
4/22/96           4.99                      5.25
4/23/96           5.10                      5.25
4/24/96           5.13                      5.25
4/25/96           5.10                      5.25
4/26/96           5.12                      5.25
4/29/96           5.14                      5.25
4/30/96           5.16                      5.25
5/1/96            5.11                      5.25
5/2/96            5.12                      5.25
5/3/96            5.14                      5.25
5/6/96            5.12                      5.25
5/7/96            5.15                      5.25
5/8/96            5.12                      5.25
5/9/96            5.13                      5.25
5/10/96           5.13                      5.25
5/13/96           5.16                      5.25
5/14/96           5.14                      5.25
5/15/96           5.14                      5.25
5/16/96           5.16                      5.25
5/17/96           5.16                      5.25
5/20/96           5.16                      5.25
5/21/96           5.19                      5.25
5/22/96           5.19                      5.25
5/23/96           5.19                      5.25
5/24/96           5.18                      5.25
5/27/96           5.18                      5.25
5/28/96           5.18                      5.25
5/29/96           5.18                      5.25
5/30/96           5.19                      5.25
5/31/96           5.18                      5.25
6/3/96            5.22                      5.25
6/4/96            5.23                      5.25
6/5/96            5.22                      5.25
6/6/96            5.20                      5.25
6/7/96            5.26                      5.25
6/10/96           5.29                      5.25
6/11/96           5.27                      5.25
6/12/96           5.26                      5.25
6/13/96           5.24                      5.25
6/14/96           5.20                      5.25
6/17/96           5.18                      5.25
6/18/96           5.22                      5.25
6/19/96           5.24                      5.25
6/20/96           5.27                      5.25
6/21/96           5.27                      5.25
6/24/96           5.28                      5.25
6/25/96           5.25                      5.25
6/26/96           5.24                      5.25
6/27/96           5.20                      5.25
6/28/96           5.17                      5.25
7/1/96            5.22                      5.25
7/2/96            5.32                      5.25
7/3/96            5.23                      5.25
7/4/96            5.22                      5.25
7/5/96            5.30                      5.25
7/8/96            5.30                      5.25
7/9/96            5.35                      5.25
7/10/96           5.28                      5.25
7/11/96           5.26                      5.25
7/12/96           5.30                      5.25
7/15/96           5.29                      5.25
7/16/96           5.26                      5.25
7/17/96           5.26                      5.25
7/18/96           5.25                      5.25
7/19/96           5.29                      5.25
7/22/96           5.31                      5.25
7/23/96           5.31                      5.25
7/24/96           5.31                      5.25
7/25/96           5.29                      5.25
7/26/96           5.29                      5.25
7/29/96           5.36                      5.25
7/30/96           5.35                      5.25
7/31/96           5.32                      5.25
8/1/96            5.26                      5.25
8/2/96            5.20                      5.25
8/5/96            5.18                      5.25
8/6/96            5.19                      5.25
8/7/96            5.17                      5.25
8/8/96            5.15                      5.25
8/9/96            5.15                      5.25
8/12/96           5.14                      5.25
8/13/96           5.18                      5.25
8/14/96           5.17                      5.25
8/15/96           5.20                      5.25
8/16/96           5.18                      5.25
8/19/96           5.19                      5.25
8/20/96           5.17                      5.25
8/21/96           5.14                      5.25
8/22/96           5.13                      5.25
8/23/96           5.17                      5.25
8/26/96           5.19                      5.25
8/27/96           5.19                      5.25
8/28/96           5.20                      5.25
8/29/96           5.23                      5.25
8/30/96           5.29                      5.25
9/2/96            5.29                      5.25
9/3/96            5.31                      5.25
9/4/96            5.32                      5.25
9/5/96            5.36                      5.25
9/6/96            5.33                      5.25
9/9/96            5.28                      5.25
9/10/96           5.29                      5.25
9/11/96           5.30                      5.25
9/12/96           5.28                      5.25
9/13/96           5.20                      5.25
9/16/96           5.17                      5.25
9/17/96           5.32                      5.25
9/18/96           5.26                      5.25
9/19/96           5.23                      5.25
9/20/96           5.29                      5.25
9/23/96           5.30                      5.25
9/24/96           5.11                      5.25
9/25/96           5.06                      5.25
9/26/96           5.01                      5.25
9/27/96           5.03                      5.25
9/30/96           5.04                      5.25
Source: Bloomberg Financial Markets

                                       2

                            CAPITAL PRESERVATION FUND
                         YIELD AND TOTAL RETURN SUMMARY
                      For Periods Ended September 30, 1996

   Net Asset      7-Day      7-Day          Average Annual Total Returns
     Value       Current   Effective
--------------------------------------------------------------------------------
(4/1/96-9/30/96)  Yield      Yield     1 Year    3 Years    5 Years  10 Years
--------------------------------------------------------------------------------

     $1.00         4.73%      4.85%      4.92%     4.41%     3.95%     5.35%

The Fund commenced operations on October 13, 1972.

PLEASE NOTE: Yields and total returns are based on historical Fund performance and do not guarantee future results. The Fund's yields and total returns will vary. The U.S. government neither insures nor guarantees investments in the Fund. The Fund is managed to maintain a stable $1.00 share price, but, as with all money market funds, there is no assurance that the Fund will be able to do so.


                             PERFORMANCE DEFINITIONS

The 7-Day Current Yield is calculated based on the income generated by an investment in the Fund over a seven-day period and is expressed as an annual percentage rate. The 7-Day Effective Yield is calculated similarly, although this figure is slightly higher than the Fund's 7-Day Current Yield because of the effects of compounding. The 7-Day Effective Yield assumes that income earned from the Fund's investments is reinvested and generating additional income.

Total Return figures show the overall dollar or percentage change in the value of a hypothetical investment in the Fund and assume that all of the Fund's distributions are reinvested. Average Annual Total Returns illustrate the annually compounded returns that would have produced the Fund's cumulative total returns if the Fund's performance had been constant over the entire period. Average annual total returns smooth out variations in a fund's return; they are not the same as year-by-year results. For fiscal year-by-year total returns, please refer to the Fund's "Financial Highlights" on page 14.



                          LIPPER PERFORMANCE COMPARISON

Lipper Analytical Services (Lipper) is an independent mutual fund ranking service located in Summit, NJ. Rankings are based on average annual total returns for the periods ended 9/30/96 for the funds in Lipper's "U.S. Treasury Money Market Funds" category.

                          1 Year        3 Years       5 Years      10 Years
The Fund:                 4.92%         4.41%         3.95%        5.35%
Category Average:         4.82%         4.33%         3.89%        5.34%
The Fund`s Ranking:       25 out of 92  23 out of 73  14 out of 47 6 out of 15

Total returns are based on historical performance and do not guarantee future results.

                                       3


                            CAPITAL PRESERVATION FUND
                            KEY PORTFOLIO STATISTICS

                                    9/30/96             3/31/96

         Portfolio Value:           $2,975,728,537      $2,884,311,605
         Number of Issues:          19                  24
         Average Maturity:          46 days             47 days

For definitions of these terms, see page 13.

                     PORTFOLIO COMPOSITION BY SECURITY TYPE

                                  [pie charts]

                    9/30/96                       3/31/96
                    Treasury Bills: 53.8%         Treasury Bills: 71.3%
                    Treasury Notes: 42.2%         Treasury Notes: 28.7%
                    STRIPS: 4.0%

For definitions of these security types, see page 12.

                        PORTFOLIO COMPOSITION BY MATURITY

                                  [pie charts]

                    9/30/96                       3/31/96
                    1-30 days: 52.6%              1-30 days: 38.1%
                    31-60 days: 34.6%             31-60 days: 28.2%
                    61-90 days: 7.5%              61-90 days: 17.3%
                    91-180 days: 5.3%             91-180 days: 13.3%
                                                  181-397 days: 3.1%

The Fund's dollar-weighted average maturity will not exceed 60 days. The Fund generally maintains an average maturity between 30 and 60 days, with 45 days considered a "neutral" position.

                                       4

                            CAPITAL PRESERVATION FUND
                              MANAGEMENT DISCUSSION
                      with Brian Howell, Portfolio Manager

NOTE: The terms marked with an asterisk (*) are defined in the Investment Fundamentals section (pages 11-13).

Q:       How did the Fund perform?

A: The Fund continued to perform above average compared to its peers. For the six-month period ended September 30, 1996, the Fund's total return was 2.39%, compared to the 2.32% average total return for the 97 funds in Lipper's "U.S. Treasury Money Market Funds" category over the same period. The Fund also outperformed its peer group average over longer time periods (see the Lipper Performance Comparison on page 3 for comparisons of the Fund's one-year, three-year, five-year and ten-year returns).

Q:       How was the Fund positioned during the six-month period?

A:       The Fund's  average  maturity* was slightly  longer than neutral (45-50 days) in April and May. We shortened the Fund's maturity to around 40 days in June, when strong employment growth and hints of wage pressures increased the likelihood of an interest rate increase by the Federal Reserve. But the potential inflation increase never materialized, so we extended back out to about 50 days toward the end of the period.

Q: Treasury notes* made up nearly half of the Fund's portfolio at the end of the period, up from about 25% six months before. What's the attraction?

A: We typically use Treasury notes and STRIPS* to enhance Fund performance without incurring any additional risk. For much of the period, Treasury notes were offering yields 10-15 basis points* higher than Treasury bills with comparable maturities. T-bill yields were depressed by strong demand from foreign central banks, as well as from stock and bond investors concerned about a market correction. We took advantage of these wide spreads to boost the Fund's yield.

Q: Looking ahead, what are your plans for the Fund over the next six months?

A: We believe that the Fed has dug its heels in and won't raise interest rates unless it sees a string of strong economic reports. Accordingly, we plan to keep the Fund's average maturity longer than neutral, in a range of 45-55 days. As shifting supply and demand factors cause temporary yield increases, we will look to extend the Fund's average maturity out to the upper end of this range.

                                       5

                          CAPITAL PRESERVATION FUND II
                         YIELD AND TOTAL RETURN SUMMARY
                      For Periods Ended September 30, 1996

   Net Asset      7-Day      7-Day          Average Annual Total Returns
     Value       Current   Effective
--------------------------------------------------------------------------------
(4/1/96-9/30/96)  Yield      Yield     1 Year    3 Years    5 Years  10 Years
--------------------------------------------------------------------------------

     $1.00         4.59%      4.69%      4.82%     4.28%     3.73%     5.30%


The Fund commenced operations on May 16, 1980.

PLEASE NOTE: Yields and total returns are based on historical Fund performance and do not guarantee future results. The Fund's yields and total returns will vary. The U.S. government neither insures nor guarantees investments in the Fund. The Fund is managed to maintain a stable $1.00 share price, but, as with all money market funds, there is no assurance that the Fund will be able to do so.

                             PERFORMANCE DEFINITIONS

The 7-Day Current Yield is calculated based on the income generated by an investment in the Fund over a seven-day period and is expressed as an annual percentage rate. The 7-Day Effective Yield is calculated similarly, although this figure is slightly higher than the Fund's 7-Day Current Yield because of the effects of compounding. The 7-Day Effective Yield assumes that income earned from the Fund's investments is reinvested and generating additional income.

Total Return figures show the overall dollar or percentage change in the value of a hypothetical investment in the Fund and assume that all of the Fund's distributions are reinvested. Average Annual Total Returns illustrate the annually compounded returns that would have produced the Fund's cumulative total returns if the Fund's performance had been constant over the entire period. Average annual total returns smooth out variations in a fund's return; they are not the same as year-by-year results. For fiscal year-by-year total returns, please refer to the Fund's "Financial Highlights" on page 15.

                          LIPPER PERFORMANCE COMPARISON

Lipper Analytical Services (Lipper) is an independent mutual fund ranking service located in Summit, NJ. Rankings are based on average annual total returns for the periods ended 9/30/96 for the funds in Lipper's "U.S. Treasury Money Market Funds" category.

                          1 Year        3 Years       5 Years      10 Years
The Fund:                 4.82%         4.28%         3.73%        5.30%
Category Average:         4.82%         4.33%         3.89%        5.34%
The Fund`s Ranking:       45 out of 92  46 out of 73  39 out of 47 8 out of 15

Total returns are based on historical performance and do not guarantee future results.

                                       6

                          CAPITAL PRESERVATION FUND II
                              MANAGEMENT DISCUSSION
                with Denise Tabacco, Associate Portfolio Manager

Q:       How did the Fund perform?

A: For the six-month period ended September 30, 1996, the Fund's total return was 2.33%, compared to the 2.32% average total return for the 97 funds in Lipper's "U.S. Treasury Money Market Funds" category over the same period (see the Lipper Performance Comparison on page 6 for additional comparative performance figures).

Q:       How was the Fund positioned during the six-month period?

A: There was little change to the Fund's investment strategy. For the most part, the Fund maintained a one-day average maturity by investing primarily in overnight repurchase agreements (repos) collateralized by U.S. Treasury securities.

Q: There was some unusual activity in the repo market in late July and early August. Can you explain?

A: At specific times during the year, repo rates tend to rise temporarily in response to increased demand for cash in the repo market. Demand increases at month-end, quarter-end and year-end, when businesses use their cash for balance sheet purposes. In addition, bank reserve settlements occur every other Wednesday--on these days, member banks typically need cash to meet their reserve requirements.

         All of these factors came together on July 31. In addition to month-end business demands for cash, the 31st was the settlement date for Treasury auctions of two-year and five-year notes, as well as a Wednesday bank reserve settlement date. The huge demand for cash caused the overnight repo rate to surge from 5.33% to 6.35% in a single day. It took nearly a week before the rate stabilized around 5.25%.

Q:       Looking ahead, what are your plans for the Fund in the next six months?

A: We will continue to invest in overnight repos. In general, repo rates tend to closely track the federal funds rate, the Fed's short-term interest rate target. We believe the Fed will be on hold for the remainder of 1996, so we expect fairly steady repo rates over the next few months.

                            KEY PORTFOLIO STATISTICS

                                    9/30/96             3/31/96
         Portfolio Value:           $240,000,000        $244,000,000
         Number of Issues:          12                  13
         Average Maturity:          1 day               3 days

For definitions of these terms, see page 13.

                                       7

                             GOVERNMENT AGENCY FUND
                         YIELD AND TOTAL RETURN SUMMARY
                      For Periods Ended September 30, 1996

   Net Asset      7-Day      7-Day          Average Annual Total Returns
     Value       Current   Effective
--------------------------------------------------------------------------------
(4/1/96-9/30/96)  Yield      Yield      1 Year   3 Years  5 Years  Life of Fund
--------------------------------------------------------------------------------

     $1.00         4.78%      4.89%      5.01%     4.54%    4.05%      4.96%

The Fund commenced operations on December 5, 1989.

PLEASE NOTE: Yields and total returns are based on historical Fund performance and do not guarantee future results. The Fund's yields and total returns will vary. The U.S. government neither insures nor guarantees investments in the Fund. The Fund is managed to maintain a stable $1.00 share price, but, as with all money market funds, there is no assurance that the Fund will be able to do so.


                             PERFORMANCE DEFINITIONS

The 7-Day Current Yield is calculated based on the income generated by an investment in the Fund over a seven-day period and is expressed as an annual percentage rate. The 7-Day Effective Yield is calculated similarly, although this figure is slightly higher than the Fund's 7-Day Current Yield because of the effects of compounding. The 7-Day Effective Yield assumes that income earned from the Fund's investments is reinvested and generating additional income.

Total Return figures show the overall dollar or percentage change in the value of a hypothetical investment in the Fund and assume that all of the Fund's distributions are reinvested. Average Annual Total Returns illustrate the annually compounded returns that would have produced the Fund's cumulative total returns if the Fund's performance had been constant over the entire period. Average annual total returns smooth out variations in a fund's return; they are not the same as year-by-year results. For fiscal year-by-year total returns, please refer to the Fund's "Financial Highlights" on page 16.



                          LIPPER PERFORMANCE COMPARISON

Lipper Analytical Services (Lipper) is an independent mutual fund ranking service located in Summit, NJ. Rankings are based on average annual total returns for the periods ended 9/30/96 for the funds in Lipper's "U.S. Government Money Market Funds" category.

                      1 Year         3 Years       5 Years       Life of Fund+
The Fund:             5.01%          4.54%         4.05%         4.95%
Category Average:     4.84%          4.36%         3.90%         4.64%
The Fund`s Ranking:   29 out of 113  20 out of 92  16 out of 72  4 out of 56

+ from December 31, 1989, through September 30, 1996

Total returns are based on historical performance and do not guarantee future results.

                                       8

                             GOVERNMENT AGENCY FUND
                            KEY PORTFOLIO STATISTICS

                                    9/30/96             3/31/96

         Portfolio Value:           $479,110,026        $499,687,813
         Number of Issues:          40                  49
         Average Maturity:          49 days             44 days

For definitions of these terms, see page 13.


                     PORTFOLIO COMPOSITION BY SECURITY TYPE

[pie charts]

9/30/96
Government Agency Discount Notes: 70.2%
Floating-Rate Agency Notes: 22.7%
Government Agency Notes: 7.1%

3/31/96
Government Agency Discount Notes: 78.6%
Floating-Rate Agency Notes: 13.9%
Government Agency Notes: 6.6%
Treasury Securities: 0.9%

For definitions of these security types, see pages 11-12.


                        PORTFOLIO COMPOSITION BY MATURITY

                                  [pie charts]

                 9/30/96                       3/31/96
                 1-30 days: 38.9%              1-30 days: 56.1%
                 31-60 days: 27.3%             31-60 days: 15.2%
                 61-90 days: 15.0%             61-90 days: 12.7%
                 91-180 days: 17.0%            91-180 days: 12.7%
                 181-397 days: 1.8%            181-397 days: 3.3%

The Fund's dollar-weighted average maturity will not exceed 60 days. The Fund generally maintains an average maturity between 30 and 60 days, with 45 days considered a "neutral" position.

                                       9

                             GOVERNMENT AGENCY FUND
                              MANAGEMENT DISCUSSION
                      with Brian Howell, Portfolio Manager

NOTE: The terms marked with an asterisk (*) are defined in the Investment Fundamentals section (pages 11-13).

Q:       How did the Fund perform?

A: The Fund continued to perform well compared to its peers. For the six-month period ended September 30, 1996, the Fund's total return was 2.43%, compared to the 2.34% average total return for the 116 funds in Lipper's "U.S. Government Money Market Funds" category over the same period. The Fund also outperformed its peer group average over longer time periods (see the Lipper Performance Comparison on page 8 for comparisons of the Fund's one-year, three-year, five-year and life-of-fund returns).

Q:       How was the Fund positioned during the six-month period?

A: We kept the Fund's average maturity* shorter than neutral (35-45 days) for most of the period, primarily because of our expectations for a Fed interest rate increase. But supply factors also contributed to this positioning--most of the short-term securities issued by government agencies tend to have maturities of 30-60 days, and this heavy supply results in higher yields. By the end of the period, a rate hike by the Fed became less likely, so we extended the Fund's maturity back out to a neutral position (around 45 days).

Q: You increased the Fund's holdings of floating-rate agency notes* during the period. Why?

A: "Floaters" typically have short maturities because of their frequent interest rate resets--most of the Fund's floaters reset their rates weekly--and this characteristic was useful when we were keeping the Fund's maturity relatively short. Floaters also tend to perform best when the Fed raises short-term interest rates. At one point, we had as much as 25% of the Fund's portfolio invested in floaters, but we cut back to about 20% when we extended the Fund's maturity back to neutral.

Q: Looking ahead, what are your plans for the Fund over the next six months?

A: We believe that the Fed has dug its heels in and won't raise interest rates unless it sees a string of strong economic reports. Accordingly, we plan to keep the Fund's average maturity around neutral, in a range of 45-50 days. As shifting supply and demand factors cause temporary yield increases, we will look to extend the Fund's average maturity out to the upper end of this range.

                                       10

                             INVESTMENT FUNDAMENTALS
                            MONEY MARKET INSTRUMENTS

The Money Market

The "money market" is a highly liquid, multi-trillion-dollar worldwide financial market that matches supply from corporations, banks and governments that have short-term cash or borrowing needs with demand from investors who want to buy short-term, low-risk, interest-bearing instruments.

On the supply side, corporate, financial and fiscal entities sometimes have more current obligations to meet than cash on hand. They are therefore willing to sell short-term IOUs to investors in exchange for cash. For example, corporations issue short-term securities called commercial paper to raise cash to cover current expenses that are incurred before anticipated revenues.

On the demand side, investors want a place to park their money in the short term where it can earn interest, retain value and be readily available for other opportunities or expense payments. Finance officers at corporations, banks, government offices and securities firms saw how they could satisfy both sides by issuing certain types of debt securities.

Most money market securities are issued at a discount and pay full value at maturity (13 months or less). The difference between the purchase value and the maturity value is the imputed interest.

Common U.S. Government Money Market Securities

Floating-Rate Agency Notes (Floaters)--debt securities issued by U.S. government agencies with interest rates that change when a designated base rate changes. The base rate is often the federal funds rate, the 90-day Treasury bill rate or the London Interbank Offered Rate (LIBOR). Floaters are considered derivatives because they "derive" their interest rates from their designated base rates. However, floaters are not "risky" derivatives--their behavior is similar to that of their designated base rates. The SEC has recognized this similarity and does not consider floaters to be inappropriate investments for money market funds.

Government Agency Discount Notes--short-term debt securities issued by U.S. government agencies (such as the Federal Farm Credit Bank and the Federal Home Loan Bank). Some agency discount notes are backed by the full faith and credit of the U.S. government, while most are guaranteed only by the issuing agency. These notes are issued at a discount and achieve full value at maturity (typically one year or less).

                                       11

                             INVESTMENT FUNDAMENTALS
                            MONEY MARKET INSTRUMENTS
                       (Continued from the previous page)

Government Agency Notes--intermediate-term debt securities issued by U.S. government agencies (such as the Federal Farm Credit Bank and the Federal Home Loan Bank). Some agency notes are backed by the full faith and credit of the U.S. government, while most are guaranteed only by the issuing agency. These notes are issued with maturities ranging from three months to 30 years. Benham Government Agency Fund typically buys agency notes with remaining terms of 180 days or less.

Repurchase Agreements (Repos)--short-term debt agreements in which a fund buys a security at one price and simultaneously agrees to sell it back to the seller at a slightly higher price on a specified date (usually within seven days). Capital Preservation Fund II typically invests in repos backed by U.S. Treasury securities.

STRIPS--zero-coupon securities (zeros) issued by the U.S. Treasury and backed by the direct "full faith and credit" pledge of the U.S. government. Unlike ordinary Treasury securities, which pay interest periodically, zeros pay no interest. Instead, these securities are issued at a deep discount and then redeemed for their full face value at maturity. Capital Preservation Fund typically buys STRIPS with remaining maturities of 180 days or less.

Treasury Bills (T-bills)--short-term debt securities issued by the U.S. Treasury and backed by the direct "full faith and credit" pledge of the U.S. government. T-bills are issued with maturities ranging from three months to one year. Capital Preservation Fund typically buys T-bills with remaining maturities of 90 days or less.

Treasury Notes (T-notes)--intermediate-term debt securities issued by the U.S. Treasury and backed by the direct "full faith and credit" pledge of the U.S. government. T-notes are issued with maturities ranging from 2 to 30 years. Capital Preservation Fund typically buys T-notes with remaining maturities of 180 days or less.

                                       12

                             INVESTMENT FUNDAMENTALS
                                OTHER DEFINITIONS


Investment Terms

Basis Points--a basis point equals one one-hundredth of a percentage point (or 0.01%). Therefore, 100 basis points equals one percentage point (or 1%).

Yield Curve--a graphic representation of the relationship between maturity and yield for fixed-income securities. Yield curve graphs plot lengthening maturities along the horizontal axis and rising yields along the vertical axis. Most "normal" yield curves start in the lower left corner of the graph and rise to the upper right corner, indicating that yields rise as maturities lengthen. This upward sloping yield curve illustrates a normal risk/return relationship--more return (yield) for more risk (a longer maturity). Conversely, a "flat" yield curve (one that shows short-term securities having almost the same yields as long-term securities) or an "inverted" yield curve (one that shows short-term securities having higher yields than long-term securities) provide little or no extra return for taking on more risk.

Portfolio Statistics

Portfolio Value--the amortized cost of a money market fund's investments on a given date.

Number of Issues--the number of different securities issuances held by a fund on a given date.

Average Maturity--a weighted average of all maturities in a fund's portfolio (see also below).

Average Maturity

Average maturity measures the interest rate sensitivity and interest rate exposure of a money market portfolio. It reflects the average amount of time that will pass until the securities in the portfolio mature. The longer a portfolio's average maturity, the more interest rate exposure and interest rate sensitivity it has. For example, a portfolio with a 90-day average maturity will take much longer to reinvest its maturing securities than a portfolio with a 30-day average maturity. Portfolios with longer average maturities generally pay higher yields to compensate for the greater interest rate exposure. To help ensure the share price stability of money market funds, the SEC mandates that a money market fund's average maturity cannot exceed 90 days.

Average maturity is also an important strategic tool. Reducing a fund's average maturity as interest rates rise allows the portfolio manager to more quickly reinvest matured assets in higher-yielding securities. Conversely, lengthening a fund's average maturity as interest rates fall allows the portfolio manager to "lock in" higher yields.

                                  Appendix III

                STANDARDIZED FUNDAMENTAL INVESTMENT RESTRICTIONS

         The New Capital Preservation Fund has adopted the fundamental investment restrictions set forth in the following table. These limitations are consistent with the other funds within the American Century family of funds. These fundamental investment restrictions cannot be changed without the approval of the fund's shareholders.

STANDARDIZED FUNDAMENTAL INVESTMENT RESTRICTIONS
-------------------------- -----------------------------------------------------
Category                   Standard Limitation
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Senior Securities          The fund shall not issue senior securities, except as
                           permitted under the Investment Company Act
                           of 1940.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Borrowing                  The fund shall not borrow  money,  except that a fund
                           may borrow money for temporary or emergency  purposes
                           (not for  leveraging or  investment) in an amount not
                           exceeding   33-1/3%  of  the  fund's   total   assets
                           (including  the  amount  borrowed)  less  liabilities
                           (other than borrowings).
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Lending                    The fund  shall  not lend  any  security  or make any
                           other loan if, as a result,  more than 33-1/3% of its
                           total assets would be lent to other parties,  except,
                           (i)  through  the  purchase  of  debt  securities  in
                           accordance  with its investment  objective,  policies
                           and  limitations,  or (ii) by engaging in  repurchase
                           agreements with respect to portfolio securities.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Real Estate                The fund shall not purchase or sell real estate
                           unless acquired as a result of ownership of
                           securities or other instruments.  This policy shall
                           not prevent the  fund from investment in
                           securities or other instruments backed by real estate
                           or securities  of companies  that deal in real estate
                           or are engaged in the real estate business.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Concentration              The fund shall not concentrate its investments in
                           securities of issuers in a particular industry
                           (other than securities issued or guaranteed by the
                           U. S. government or any of its agencies or
                           instrumentalities).
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Underwriting               The fund shall not act as an underwriter of
                           securities issued by others, except to the extent
                           that a fund may be considered an underwriter within
                           the meaning of the Securities  Act  of  1933  in  the
                           disposition of restricted securities.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Commodities                The  fund  shall  not   purchase  or  sell   physical
                           commodities  unless acquired as a result of ownership
                           of securities or other instruments.
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
Investing  for  Control    The fund shall not invest for purposes  of exercising
                           control over management.
-------------------------- -----------------------------------------------------

                                   Appendix IV
                   Current Fundamental Investment Restrictions

         The existing fundamental investment restrictions for the Capital Preservation Fund and Capital Preservation Fund and Capital Preservation Fund II is set forth in the table below.

Current Fundamental    Investment Restrictions
---------------------- ---------------------------------------------------------
      Category         Current Limitations
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Senior Securities      The  funds may not issue or sell any class of
                       senior   security,   except  to  the  extent  that  notes
                       evidencing temporary borrowing might be deemed such.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Borrowing              The Capital  Preservation  Fund may not borrow amounts in
                       excess of 33 l/3 of the cost or 5% of the market value of its total assets, whichever is less, and then only from a bank and as a temporary measure for extraordinary or emergency purposes. To secure any such borrowing, the fund may pledge or hypothecate not in excess of 33 l/3% of the value of its total assets.

                       The Capital  Preservation  Fund II may not borrow amounts
                       in excess of 33 l/3% of the market value of its
                       total assets, and then only from a bank and as a
                       temporary measure to satisfy redemption requests or
                       for extraordinary or emergency purposes, and provided
                       that immediately after any such borrowing there
                       is an asset coverage of at least 300 per centum for all
                       such borrowings.  To secure any such borrowing,
                       the fund may pledge or hypothecate not in excess of
                       33 l/3% of the value of its total assets.  The fund
                       will  not   purchase  any   security   while   borrowings
                       representing  more  than  5%  of  its  total  assets  are
                       outstanding.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Lending                The funds may not lend money other than through the
                       purchase of debt securities in accordance with its
                       investment  policies  (management   considers  that  this
                       restriction  precludes  purchase  of other than  publicly
                       held debt securities).
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Underwriting           The funds may not act as an  underwriter  of securities
                       issued by others.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Real  Estate/          The funds may not purchase or sell real estate,
Commodities            commodities,  or commodity contracts, or buy or sell
                       foreign exchange.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Equity Securities      The  funds  may  not   purchase  any  equity
                       securities in any companies,  including warrants or bonds
                       with  warrants   attached,   or  any  preferred   stocks,
                       convertible bonds, or convertible debentures.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Investment  Companies  The funds may not acquire or retain the securities of any other investment company.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Debt Securities        The funds may not purchase any debt securities that are
                       not rated AA or AAA, or the equivalent  thereof,
                       by  either  of  the  major  statistical  rating  services
                       (Moody's or Standard  and Poor's) or that,  in the Fund's
                       opinion, are the equivalent thereof.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Further  Liability     The funds may not purchase securities for which a Fund
                       might be liable for further payment or liability.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Short Selling          The funds may not engage in any short-selling operations.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Concentration          The funds may not invest more than 25% of its total
                       assets in any one industry (this restriction does
                       not apply to securities of the U. S. government or its
                       instrumentalities or agencies or to certificates
                       of deposit or bankers' acceptances of U. S. commercial
                       banks having assets over $10 billion).
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Diversification        The funds may not purchase the securities of any issuer
                       (other than  securities  issued or guaranteed by
                       the U.S. Government, its  agencies or  instrumentalities)
                       if, as a result of (a) more than 5% of its
                       total assets would be invested in the  securities of that
                       issuer,  or (b) a fund  would  hold  more than 10% of the
                       outstanding voting securities of that issuer.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Margin                 Transactions   The  funds   may  not   engage  in  margin
                       transactions  or in transactions  involving puts,  calls,
                       straddles, or spreads.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Restricted  Securities The funds may not invest in portfolio securities that the
                       Fund may not be free to sell to the public
                       without  registering  under the Securities Act of 1933 or
                       taking similar action under other securities laws.
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------
Investing for  Control The funds may not  purchase  securities  of  companies in which directors or management personnel of a fund or
                       its advisor have a substantial  interest. (A fund
                       may not purchase or retain  securities  of any company in
                       which an officer or  Director  of the fund or its advisor
                       is an officer, Director or  security  holder  if  such
                       officers and Directors who  individually own beneficially
                       more than one-half of one percent (0.5%) of the shares or
                       securities of such company together own beneficially more
                       than 5% of the  shares or securities  of such  company.
                       Portfolio securities of a fund may not be purchased from
                       or sold to the fund's advisor or its Directors, officers,
                       or employees.)
---------------------- ---------------------------------------------------------

                                     PART B

                AMERICAN CENTURY CAPITAL PRESERVATION FUND, INC.
              AMERICAN CENTURY CAPITAL PRESERVATION FUNDS II, INC.
                          American Century Investments
                                4500 Main Street
                                P. O. Box 419200
                           Kansas City, MO 64141-6200

                    AMERICAN CENTURY GOVERNMENT INCOME TRUST
                           American Century Investment
                                4500 Main Street
                                P. O. Box 419200
                           Kansas City, MO 64141-6200

                       Statement of Additional Information

         1997 Special Meeting of Shareholders of American Century Capital Preservation Fund, Inc. and American Century Capital Preservation Fund II, Inc.

         This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Proxy Statement/Prospectus dated __________, 1997 for the Special Meeting of Shareholders to be held on July 30, 1997. Copies of the Combined Proxy Statement/Prospectus may be obtained at no charge by calling American Century Investments at (800) 345-2021.

         Unless otherwise indicated, capitalized terms used herein and not otherwise defined have the same meanings as are given to them in the Combined Proxy Statement/Prospectus.

         Further  information  about  the  New  Capital   Preservation  Fund  is
contained in and incorporated by reference to its Statement of Additional Information dated _________, 1997, copies of which are included herewith.

         Further information about the Capital Preservation Fund and Capital Preservation Fund II are contained in and incorporated by reference to their Statements of Additional Information each dated January 1., 1997. The audited financial statements and related independent accountant's reports for the Capital Preservation Fund and Capital Preservation Fund II are contained in the Annual Report dated March 31, 1996, are incorporated herein by reference. No other parts of the Annual Report are incorporated by reference herein.

         The date of this Statement of Additional Information is _______, 1997.



                                TABLE OF CONTENTS

General Information..........................................................B-3

Pro Forma Financial Statements.............................................PFS-1



GENERAL INFORMATION

         The shareholders of the Capital Preservation Fund and Capital Preservation Fund II are being asked to approve or disapprove an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of _______, 1997 between the American Century Government Income Trust, American Century Capital Preservation Fund, Inc. and American Century Capital Preservation Fund II, Inc. and the transaction contemplated thereby. The Reorganization Agreement contemplates the transfer of substantially all of the assets and liabilities of the Capital Preservation Fund and Capital Preservation Fund II to the New Capital Preservation Fund in exchange for full and fractional shares representing interests in such fund. The shares issued by the New Capital Preservation Fund will have an aggregate net asset value equal to the aggregate net asset value of the shares of each of the Capital Preservation Fund and Capital Preservation Fund II that are outstanding immediately before the effective time of the reorganization.

         Following the exchange, the Capital Preservation Fund and Capital Preservation Fund II will each make a liquidating distribution of New Capital Preservation Fund shares to their shareholders. Each shareholder owning shares of the Capital Preservation Fund and Capital Preservation Fund II at the effective time of the reorganization will receive shares of the New Capital Preservation of equal value, plus the right to receive any unpaid dividends and distributions that were declared before the effective time of the reorganization by the Capital Preservation Fund and Capital Preservation Fund II shares. Upon completion by he reorganization, the American Century Capital Preservation Fund, Inc. and American Century Capital Preservation Fund II, Inc. will be terminated under state law and deregistered under the Investment Company Act of 1940.

         The Special Meeting will be held at 10:00 a.m., Central time on July 30, 1997 at the offices of American Century Tower I, 4500 Main Street, Kansas City, Missouri. For further information about the transaction, see the Combined Proxy Statement/Prospectus.



                         PRO FORMA FINANCIAL STATEMENTS

In accordance with Item 14(a)(2) of Form N-14, pro forma financial statements were not prepared for the proposed combination of the American Century - Benham Capital Preservation Fund and the American Century - Benham Capital Preservation Fund II, since the net asset value of the American Century - Benham Capital Preservation Fund II (non-surviving fund) did not exceed ten percent of the net asset value of the American Century - Benham Capital Preservation Fund (surviving fund) on March 10, 1997.

Part C   Other Information

Item 15  Indemnification

                  As stated in  Article  VII,  Section 3 of the  Declaration  of
         Trust, incorporated herein by reference to Exhibit 1 to the Registration Statement, "The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase insurance for and to provide by resolution or in the Bylaws for indemnification out of Trust assets for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee of officer in connection with any claim, action, suit, or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Trust. The provisions, including any exceptions and limitations concerning indemnification, may be set forth in detail in the Bylaws or in a resolution adopted by the Board of Trustees."

                  As  stated  in  Section  4  of  the  Distribution   Agreement,
         incorporated herein by reference to Exhibit 6 to Post-Effective Amendment No. 30, "Each of the parties to this Agreement shall defend, indemnify and hold the other harmless from and against any and all claims, demands, suits, actions, losses, damages and other liabilities arising from, or as a result of, the acts or omissions or acts and omissions of such party made or omitted in the course of performing this Agreement."

                  Registrant hereby incorporates by reference, as though set forth fully herein, Article VI of the Registrant's Bylaws, amended on May 17, 1995, appearing as Exhibit 2 to Post-Effective Amendment No. 28 filed on May 29, 1996 (accession #773674-96-000004).

Item 16  Exhibits

          (1) (a) Agreement and Declaration of Trust dated May 31, 1995, is incorporated herein by reference to Exhibit 1 of Post-Effective Amendment No. 28 filed on May 29, 1996 (accession #773674-96-000002).

               (b) Amendment to the Declaration of Trust dated October 21, 1996, is incorporated herein by reference to Exhibit 1b of Post-Effective Amendment No. 31 filed on February 7, 1997 (accession #773674-97-000002).

               (c)Amendment to the Declaration of Trust dated January 20, 1997, with respect to the American Century - Benham Inflation-Adjusted Treasury Fund, is incorporated herein by reference to Exhibit 1c of Post-Effective Amendment No. 31 filed on February 7, 1997 (accession #773674-97-000002).

          (2) Amended and Restated Bylaws, dated May 17, 1995, are incorporated herein by reference to Exhibit 2 of Post-Effective Amendment No. 28 filed on May 29, 1996 (accession #773674-96-000004).

          (3)  Not Applicable.

          (4) Agreement and Plan of Reorganization filed herewith as Appendix I to Part A to the Form N-14.

          (5)  Not Applicable.

          (6) (a) Investment Advisory Agreement between American Century Government Income Trust and Benham Management Corporation dated June 1, 1995, is incorporated herein by reference to Exhibit 5 Post-Effective Amendment No. 28 filed on May 29, 1996 (accession #773674-96-000004).

               (b) Form of Investment Advisory Agreement between American Century Government Income Trust and American Century Investment Management, Inc. is incorporated herein by reference to Exhibit 6 of the Initial Registration Statement filed on Form N-14 by American Century Government Income Trust on April 21, 1997 (accession #0000773674-97-000005).

          (7) Distribution Agreement between American Century Government Income Trust and American Century Investment Services, Inc. dated as of September 3, 1996, is incorporated herein by reference to Exhibit 6 to Post-Effective Amendment No. 30 filed on November 25, 1996 (accession #773674-96-000009).

          (8)  Not Applicable

          (9) Custodian Agreement between American Century Government Income Trust and The Chase Manhattan Bank, dated August 9, 1996, is incorporated herein by reference to Exhibit 8 of Post-Effective Amendment No. 31 filed on February 7, 1997 (accession #773674-97-000002).

          (10) Not Applicable

          (11) Opinion and Consent of Counsel as to the legality of the securities being registered is filed herein.

          (12) Opinion and Consent of Counsel as to the tax matters and consequences to shareholders is filed herein.

          (13) Form of Transfer Agency Agreement between American Century Government Income Trust and American Century Services Corporation is is incorporated herein by reference to Exhibit 6 of the Initial Registration Statement filed on Form N-14 by American Century Government Income Trust on April 21, 1997 (accession #0000773674-97-000005).

          (14) Consent of KPMG Peat Marwick LLP is included herein.

          (15) Not Applicable.

          (16) Power of Attorney dated February 28, 1997, is incorporated herein by reference to Exhibit 16 of the initial Registration Statement filed on Form N-14 by American Century Government Income Trust on April 21, 1996 (accession #0000773674-97-000005).

          (17) (a) Form of Proxy.

               (b)Prospectus dated September 3, 1996, revised January 1, 1997, for American Century Capital Preservation Fund, Inc., filed pursuant to Rule 497(e) on January 16, 1997 (accession #17271-97-000001), is incorporated herein by reference.

               (c)Statement of Additional Information dated September 3, 1996, revised January 1, 1997, for American Century Capital Preservation Fund, Inc., filed pursuant to Rule 497(e) on January 16, 1997 (accession #17271-97-000001), is incorporated herein by reference.

               (d)Prospectus dated September 3, 1996, revised January 1, 1997, for American Century Capital Preservation Fund II, Inc., filed pursuant to Rule 497(e) on January 16, 1997 (accession #315961-97-000001), is incorporated herein by reference.

               (e)Statement of Additional Information dated September 3, 1996, revised January 1, 1997, for American Century Capital
               Preservation Fund II, Inc., filed pursuant to Rule 497(e) on January 16, 1997 (accession #315961-97-000001), is incorporated herein by reference.

               (f)Statement of Additional Information 1997, for American Century Government Income Trust, filed on March 10, 1997 (accession #773674-97-000004), is incorporated herein by reference.

               (g)Annual Report dated March 31, 1996, for Capital Preservation Fund, Inc., filed on May 24, 1996 (accession #17271-96-000004), is incorporated herein by reference.

               (h)Semiannual Report dated September 30, 1996, for Capital Preservation Fund, Inc., filed on November 20, 1996 (accession #17271-96-000020), is incorporated herein by reference.

               (i)Annual  Report dated March 31, 1996, for Capital  Preservation
               Fund   II,   Inc.,    filed   on   May   24,   1996    (accession
               #17271-96-000004), is incorporated herein by reference.

               (j)Semiannual Report dated September 30, 1996, for Capital Preservation Fund II, Inc., filed on November 20, 1996 (accession #17271-96-000020), is incorporated herein by reference.

Item 17   Undertakings

          (a)The  undersigned   Registrant  agrees  that  prior  to  any  public
          reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c ) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (b)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

         As  required  by  the  Securities   Act  of  1933,  as  amended,   this
Registration Statement has been signed on behalf of the Registrant, in the City of Mountain View, State of California, on the 25th day of April, 1997.


                                    AMERICAN CENTURY GOVERNMENT INCOME TRUST
                                    Registrant

                                    /s/ Douglas A. Paul
                                    --------------------------------
                                    Douglas A. Paul
                                    Vice President and Associate General Counsel

         As  required  by  the  Securities   Act  of  1933,  as  amended,   this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                                  Title                          Date
----------                                  -----                          ----

*/s/James M. Benham             Chairman of the Board of Trustees,    April 25, 1997
---------------------------     President, and
James M. Benham                 Chief Executive Officer

*/s/Albert A. Eisenstat                     Trustee                   April 25, 1997
---------------------------
Albert A. Eisenstat

*/s/Ronald J. Gilson                        Trustee                   April 25, 1997
---------------------------
Ronald J. Gilson

*/s/Myron S. Scholes                        Trustee                   April 25, 1997
---------------------------
Myron S. Scholes

*/s/Kenneth E. Scott                        Trustee                   April 25, 1997
---------------------------
Kenneth E. Scott

*/s/Isaac Stein                             Trustee                   April 25, 1997
---------------------------
Isaac Stein

*/s/James E. Stowers, III                   Trustee                   April 25, 1997
---------------------------
James E. Stowers, III
*/s/Jeanne D. Wohlers                       Trustee                   April 25, 1997
---------------------------
Jeanne D. Wohlers

*/s/Maryanne Roepke                  Chief Financial Officer,         April 25, 1997
---------------------------                 Treasurer
Maryanne Roepke

* By      /s/Douglas A. Paul
                  ---------------------------
         Douglas A. Paul, Attorney in Fact
         Pursuant to a Power of Attorney dated February 28, 1997